SHARP

For the year ended March 31, 2007


07026307

"NO BOUNDARIES"

Annual Report 2007

FINANCIAL HIGHLIGHTS

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

	Yen (millions)					U.S. Dollars (thousands)
	2003	2004	2005	2006	2007	2007
Net Sales	¥ 2,003,210	¥ 2,257,273	¥ 2,539,859	¥ 2,797,109	**¥ 3,127,771**	**$ 26,733,085**
Net Income	32,594	60,715	76,845	88,671	**101,717**	**869,376**
Net Income per Share of Common Stock (yen and U.S. dollars)	29.37	55.37	70.04	80.85	**93.25**	**0.80**
Cash Dividends per Share of Common Stock (yen and U.S. dollars)	15.00	18.00	20.00	22.00	**26.00**	**0.22**
Net Assets	902,116	943,532	1,004,326	1,098,910	**1,192,205**	**10,189,786**
Total Assets	2,004,832	2,150,250	2,385,026	2,560,299	**2,968,810**	**25,374,444**
Number of Shares Outstanding (thousands of shares)	1,089,855	1,090,672	1,091,075	1,090,901	**1,090,678**	—
Number of Employees	46,633	46,164	46,751	46,872	**48,927**	—

(Notes) 1. The translation into U.S. dollar figures is based on ¥117=U.S.$1, the approximate exchange rate prevailing on March 31, 2007. All dollar figures herein refer to U.S. currency.
2. The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each fiscal year.
3. The number of shares outstanding is net of treasury stock.
4. Effective for the year ended March 31, 2007, net assets are presented based on the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Statement No.5) and the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Financial Standards Implementation Guidance No.8). Prior year figures have not been restated.

Net Sales (billions of yen)


2,003
2,257
2,539
2,797
3,127
03
04
05
06
07

Net Income (billions of yen)


32
60
76
88
101
03
04
05
06
07

Net Income per Share (yen)


29
55
70
80
93
03
04
05
06
07

PROFILE

Sharp has fashioned a name as a global electronics manufacturer with a focus on consumer and information products such as LCD TVs and mobile phones and on electronic components such as LCDs and LSIs. A key competitive advantage held by Sharp is its "Spiral Strategy" that involves maximizing synergies to propel the development of distinctive products infused with unique devices. This vertically integrated business model is the driving force behind stable growth.

FORWARD-LOOKING STATEMENTS

This annual report contains certain statements describing the future plans, strategies and performance of Sharp Corporation and its consolidated subsidiaries (hereinafter "Sharp"). These statements are not based on historical or present fact, but rather assumptions and estimates based on the current information available. These plans, strategies and performance are subject to known and unknown risks, uncertainties and other factors. Sharp's actual performance, business activities and financial position may differ materially from the assumptions and estimates supplied on account of such risks, uncertainties and other factors. Sharp is under no obligation to update these forward-looking statements in light of new information, future events or any other factors. The risks, uncertainties and other factors that could affect actual results include, but are not limited to:

(1) The economic situation in which Sharp operates
(2) Sudden, rapid fluctuations in demand for Sharp's products and services, as well as intense price competition
(3) Changes in exchange rates (particularly between the yen and the U.S. dollar, the euro and other currencies)
(4) Sharp's ability to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products and services
(5) Regulations such as trade restrictions in other countries

CONTENTS

TECHNOLOGY WITHOUT LIMITS

"Make products that others want to imitate." Based on this spirit of creation, Sharp has devised a string of Japan-first and world-first products over the years, including the first radio and TV made in Japan, and the world's first all transistor-diode electronic desktop calculator. Moving ahead, Sharp seeks to create fresh new products infused with the idea of technology without limits or boundaries.

SHARP'S LCD TECHNOLOGY IS BROUGHT TO LIFE WITH AQUOS

It could be said that the history of LCD development is the history of the technical innovation by Sharp. It was in 1973 that Sharp was successful in the world-first practical application of LCD panels, at that time in a calculator. In the more than 30 years since, Sharp has nurtured its LCD business into one of its leading pillars through a strong sense of technical innovation.

Sharp's cutting-edge LCD technology built up over the years further pushes the boundaries in its LCD TV AQUOS.

People in living rooms all round the world will continue to enjoy breathtakingly clear pictures on a large display with Sharp.


SHARP

HEALSIO

AX-1000

とりけし

レンジあたため
スタート

自動メニュー


決定
(押す)

手動加熱・設定


決定
(押す)

SHARP

SHARP CHANGES THE WAY PEOPLE THINK ABOUT HEALTHY COOKING WITH TECHNOLOGY TO ROAST FOOD WITH WATER

Sharp developed the first Japan-made microwave oven as a tool for convenient, simple and speedy cooking. After that, Sharp reinforced its position as industry pioneer with the world's first microwave oven with a turntable.

Come the 21st century and Sharp once again develops a hit product. This time, the unique superheated steam oven HEALSIO, a groundbreaking new oven for household use that enables low-calorie and low-salt cooking while conserving vitamin C, making it ideal for health-conscious consumers.

Sharp continues to support people's health through one-of-a-kind technology.

SHARP'S SOLAR CELLS BRING CLEAN ENERGY TO PEOPLE THE WORLD OVER

Photovoltaic power generation systems are gaining attention around the world because CO_2, one of the causes of global warming, is not discharged during operation. Demand for these systems is therefore rapidly rising. In 1963, Sharp successfully mass-produced solar cells, and has led the market ever since with sophisticated technological expertise. Sharp has been the world's leading producer* of solar cells in production terms for seven consecutive years since 2000.

Besides conventional silicon crystalline solar cells, Sharp is working to strengthen its thin-film solar cells as well. These solar cells can be made transparent, providing new applications, including use as windows in buildings and walls of glass buildings to generate photovoltaic power.

Sharp seeks to spread the use of photovoltaic power generation systems to help protect the global environment.

* According to *PV News*, a photovoltaic newsletter in the United States (March 2007 issue)



Thin-film, see-through photovoltaic modules installed in the ceiling of the Suzuka City Hall in Mie Prefecture (photo reproduced to show how the module would look on a clear day)



Realize unabated progress to be a "valued one-of-a-kind company"

FISCAL 2006 IN REVIEW

During fiscal 2006, year ended March 31, 2007, the Japanese economy continued to recover modestly, supported by solid export growth and corporate investment due to improved earnings results. However, private consumption has remained almost flat. Overseas, while a decelerating trend was seen in the U.S. economy, evident in particular in a slowdown in the housing market, the Asian economy, including China, maintained high growth and the European economy as a whole continued to recover steadily. There were some bright spots in the electronics industry, meanwhile, as digital audio-visual equipment continued to grow, led by flat-panel TVs. Intensifying global competition, however, led to progressive price erosion in this growing market, meaning there was little ground for optimism.

Under these conditions, we achieved consolidated net sales for fiscal 2006 of ¥3,127.7 billion, up 11.8% over the previous year, while operating income was ¥186.5 billion, up 13.9%, and net income was ¥101.7 billion, up 14.7%. Each of these financial indicators represents a historic high for the fourth consecutive year. (For further details of financial results, please refer to the Financial Section on page 35.)

In Consumer/Information Products, we worked to further expand sales of LCD TVs. Amid increasing demand for LCD TVs around the globe, we expanded our lineup of large-size LCD TVs, including cutting-edge full high-definition models, and worked toward expanding sales worldwide. Other efforts included a release of unique products that incorporate our proprietary device technology, such as mobile phones capable of receiving "One segment broadcasting," or "One Seg," a new type of terrestrial digital broadcasting for mobile equipment. In Electronic Components, we strove to further expand our LCD business. For large-size LCDs, we began operations at the Kameyama No. 2 Plant. This is the world's first LCD production facility to adopt eighth generation (8G) glass substrates, which enables the production of 40-inch-class and 50-inch-class LCD panels with extremely high efficiency. We also started the second phase at the plant, intensifying production capacity for large-size LCDs. For small- and medium-size LCDs, we increased sales of System LCDs for mobile equipment, including mobile phones. Additionally, we have taken various other actions, such as capacity enhancement for solar cells and creation of distinctive devices intended for our uniquely featured products.

INITIATIVES IN FISCAL 2007

Sharp will continue to aggressively promote its one-of-a-kind strategy in fiscal 2007 aimed at propelling further corporate growth.

In Consumer/Information Products, we will work to further expand our LCD TV business. By leveraging a highly efficient worldwide production system with the Kameyama Plant at its nucleus, we will expand the lineup of cutting-edge full high-definition models globally. Industry-leading one-of-a-kind products in other business areas will also be upgraded. These include our original proprietary mobile phones and wireless PDAs, utilizing our unique technologies. In Electronic Components, we will enhance our line of



Katsuhiko Machida, Chairman & CEO   Mikio Katayama, President & COO

In order to promote appropriate management amid expanding operations, Sharp established a Chairman position effective April 1, 2007, and initiated a new Chairman/ President structure. Based on this new management structure, we aim to further raise profits and corporate value.

original devices through the following measures. To further expand our LCD business, we will increase sales of panels for LCD TVs with the start of the third phase at the Kameyama No. 2 Plant. Other measures include further boosting sales of System LCDs for mobile equipment. For other devices, including solar cells, we will also work to improve competitiveness through technological innovation and cost reduction.

MEDIUM-TERM CHALLENGES AND RESPONSES

Sharp will undertake the following initiatives aimed at overcoming challenges in order to realize stable growth into the future.

Achieve stable growth and enhance brand value through a vertically-integrated business model

Sharp will maximize the strength of its vertically-integrated business model and promote the creation of unique products equipped with original cutting-edge devices. Especially for LCDs, our core competence, we will expand sales of LCD applied products globally, by intensifying R&D, enhancing production systems and improving cost competitiveness. Through these efforts, we are committed to achieving stable growth as a "valued one-of-a-kind company" and enhancing our brand value globally.

Efforts to protect the environment

Sharp sees the issue of environmental protection as a medium-term business challenge. With our energy-creating and energy-saving technologies, we aim to achieve our corporate vision of being a company that has "zero global warming impact by

2010." We will contribute to the realization of a sustainable society by pursuing coexistence between business expansion and environmental protection. Specifically, we will work to reduce environmental burden at all production stages, along with enhancing the business of photovoltaic power generation systems, a source of clean energy, and introducing environmentally friendly products.

Strengthen our manufacturing foundation to support growth

Sharp will strengthen the fundamentals of its manufacturing activities, which we see as a driving force for future growth. These include establishing an efficient value chain which enables delivery with a shortened lead time at low cost and promoting global procurement activities. We will also implement proactive strategies for intellectual property making effective use of our patent assets and pursue high reliability and safety of our products as a means to boost customer satisfaction.

Maximize management resources to improve corporate competitiveness

In an effort to achieve further corporate competitiveness, Sharp will promote effective utilization of its management resources. These include nurturing our core personnel from a global standpoint and deploying financial strategies for more aggressive investment activities. We will also promote the proliferation of IT to support the entire value chain.

TOWARD HIGHER SHAREHOLDER VALUE

Sharp considers distributing profits to shareholders to be one of management's top priorities. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance, financial situation and future business development in a comprehensive manner, we will implement a set of measures to return profits to our shareholders, such as increasing the amount of periodic dividends. Based on this policy, for fiscal 2006 we distributed a total annual dividend of ¥26 per share, an increase of ¥4 over the previous year. Our dividends have now been raised for seven consecutive years. We plan to increase the total annual dividend a further ¥2 to ¥28 in fiscal 2007. Going forward, we will continue striving proactively to return profits to shareholders, aiming for a dividend pay-out ratio of 30% on a consolidated basis.

Sharp established a Chairman position on April 1, 2007, thereby starting a new Chairman/President structure. We seek to further increase profitability and corporate value through this new management structure. We ask all shareholders for their continued support.

July 2007



Katsuhiko Machida, Chairman & CEO



Mikio Katayama, President & COO



SPECIAL FEATURE: GLOBAL STRATEGY FOR LCD TVS

Sharp will continue to take the lead in the global TV market with its state-of-the-art LCD TV AQUOS.

While reinforcing capacity at the Kameyama Plant to produce large-size LCD panels, Sharp has created a highly efficient global production system for LCD TVs. Elsewhere, efforts focus on aggressive advertising campaigns to enhance the AQUOS brand and drive up sales worldwide.

The eyes of the global TV market have turned to AQUOS.

Here we present some of the activities Sharp is undertaking in North America, Europe and China for AQUOS.



North America



A concerted AQUOS brand campaign timed with the opening of the Kameyama No. 2 Plant has resulted in a marked increase in brand awareness in North America. Fine-tuned marketing activities and proactive promotional efforts seek to elevate AQUOS to the leading brand in the North American market.



Bob Scaglione

Senior Vice President of Marketing,
Sharp Electronics Marketing Company of America

TV MARKET TRENDS

The demand for large-screen TVs is strong in North America. Although the large-screen market has previously focused on rear-projection and plasma TVs, advancements in LCD TV size and bolstered cost competitiveness have led to expanded share of LCD TVs. High-resolution LCD TVs in particular are gaining attention as the optimum TVs to enjoy high-definition broadcasts, which are on a rapid rise in the United States.

SHARP IN NORTH AMERICA TODAY

In October 2006, Sharp released 46-inch and 52-inch AQUOS sets into the North American market with LCD panels manufactured at the Kameyama No. 2 Plant. These models have received high acclaim on account of their breathtaking full high-definition picture quality coupled with cutting-edge design adopting a piano black finish. Meanwhile, the upshot of the largest promotional campaign in Sharp's history in North America was a dramatic increase in AQUOS presence here. The launch of the Premium Series at the start of 2007, which realizes double-speed drive with full high-definition capability and a high contrast ratio, culminated in share expansion in the North American market.

On a production front, we started a second plant in Mexico in July 2007, reinforcing the integrated production*[1] for LCD TVs, from LCD module*[2] to finished set.

FUTURE ACTION

North America is viewed as one of the most important regions in Sharp's quest to boost global share, and a key ingredient in this regard is strengthening brand appeal. To achieve this objective, we will bolster the product attractiveness of our AQUOS line from all angles, including picture quality, performance and design, while continuing to convey a clear brand message to consumers.

As a means to increase AQUOS brand awareness over the years, Sharp has initiated an array of activities ranging from exhibiting in display windows in major cities to sponsorship of NASCAR, the pinnacle of motor-sports in the United States. We also began supporting Major League Baseball (MLB) in 2007 to appeal to a wider customer base and to demonstrate that AQUOS is perfect for bringing the exhilaration and speed of highly popular baseball to living rooms everywhere. These and other actions will enhance the AQUOS brand in North America.

*1 Sharp sends LCD panels made in Japan to sites overseas (Mexico, Poland, China and Malaysia), then conducts integrated production from LCD module to finished set at each local site. This highly efficient production system enables timely product delivery worldwide and reduces logistics costs.

*2 LCD modules consist of LCD panels and the components to display images, such as LCD drivers and backlights.



Huge monitor advertisement for AQUOS in Times Square, New York



Racing car with the AQUOS logo, demonstrating our sponsorship of NASCAR


SHARP
SEE THE DETAILS
LIKE NEVER BEFORE.
AQUOS

Advertisement with MLB as the theme



Brand logo on the screen of an MLB telecast



In Europe, economic growth continues steadily, and the market holds a great deal of promise with demand of LCD TVs expected to increase as the shift to digital broadcasting gathers pace. Sharp will promote the special features of AQUOS here—high image quality, environmental performance, design—while pursuing promotional campaigns that fit the characteristics of each country.



Reinhart Buchner

PR Manager Europe, Sharp European Headquarters, a division of Sharp Electronics (Europe) GmbH

TV MARKET TRENDS

Europe is a large market accounting for around 40% of the worldwide demand for LCD TVs. With a high number of TV brands, competition is fierce. Demand is expected to rise further in line with the proliferation of digital broadcasting in each country.

SHARP IN EUROPE TODAY

Sharp expanded its lineup of LCD TVs in fiscal 2006 once the Kameyama No. 2 Plant was up and running and it could release large-size LCD TVs to shape market trends. Sharp's AQUOS has been very well received in Europe owing to its superior features such as outstanding performance of the ASV LCD*1. Additionally, a vigorous brand campaign has resulted in enhanced awareness of the AQUOS brand across the board.

In order to enhance production capacity, Sharp commenced operation at a plant in Poland for the manufacture of LCD modules in January 2007. This same plant began LCD TV assembly in July. We have now laid out a production system that enables the swift delivery of cost-competitive LCD TVs in Europe. In addition to buoyant demand in western European countries like the U.K. and Germany, Sharp seeks to meet new demand in eastern nations as well, including Russia and Poland.

In December 2006, Sharp's 46-inch and 52-inch AQUOS XD1E models were honored with the iF Product Design Award 2007 in Germany. This award is one of the world's leading design prizes recognizing industrial products with superior design. Design is a key factor when purchasing a TV here, and the cutting-edge style of our AQUOS LCD TVs has gained huge support from the market.

FUTURE ACTION

Sharp's objective in Europe is to secure a leadership position in the flat-panel TV market. With the spread of digital broadcasting projected to continue, we view full high-definition, double-speed drive capability, high contrast ratio and large screen to be the four keys to success in the LCD TV market. The goal is therefore to increase sales of AQUOS which incorporates these technological features as well as impressive design.

To strengthen the AQUOS brand in Europe, Sharp will execute vigorous promotional activities, making focused investment in advertising by utilizing mainstream forms of media in each region.

Sharp will also strongly promote the eco-friendly nature of AQUOS in Europe, where environmental awareness is high. The AQUOS series with its more than 30 models garnered the EU Eco-label, the leading environmental label in Europe. The award was given to Sharp because of its achievements in reducing power consumption and its recycling-oriented design. Sharp is the only manufacturer of EU Eco-label certified TVs worldwide*2.

*1 High-grade LCD with the features of wide viewing angle and high contrast ratio
*2 As of November 2006


AQUOS
Billboard at the Stade de France multi-purpose stadium


AQUOS wall, symbol of the Sharp booth at IFA


iF
product
design
award
2007
AQUOS XD1E models were honored with the iF Product Design Award 2007


European Union Eco-label
Awarded to goods or services which meet the environmental requirements of the EU-Eco-labelling scheme
EU Eco-label



Demand in China for large LCD TVs is growing steadily ahead of the Beijing Olympics. Sharp aims to advance the appeal of AQUOS nationwide through sales network expansion and proactive marketing and advertising.



Tang Xiao Qun

Group Deputy General Manager,
AV & Home Appliance Group,
Sharp Electronics Sales (China) Co., Ltd.

TV MARKET TRENDS

Though CRT TVs are still mainstream in the Chinese TV market, demand for flat-panel TVs is skyrocketing in core urban areas. In accord with the full-fledged commencement of digital broadcasting and the shift to high-definition, we believe that the proliferation of LCD TVs with large screens capable of incredibly clear pictures will escalate going forward.

SHARP IN CHINA TODAY

Sharp introduced 46-inch and 52-inch AQUOS models in China in line with the commencement of operations at the Kameyama No. 2 Plant. Sales of these models are robust, especially in the higher socioeconomic group, as large-size sets in the over 40-inch class have always been popular in China.

In terms of large-size LCD TV production, LCD panels are imported from Japan and introduced into an integrated production line at the Nanjing Plant, which handles from LCD module to finished set. This enables Sharp to supply leading-edge LCD TVs in a timely fashion to the booming Chinese market. LCD panels manufactured at the Kameyama Plant are held in high esteem in China as they are in Japan.

FUTURE ACTION

The Olympic games will be hosted by China for the first time in Beijing in August 2008. The event has attracted a great deal of public attention, and this is expected to translate into rising demand for large flat-panel TVs. We are determined not to let the opportunity slip by, augmenting our range of full high-definition models, especially in the over 40-inch class, to boost sales of LCD TVs in China.

Furthermore, Sharp intends to extend its sales network in China significantly. Up until fiscal 2006, we focused solely on department stores and mass merchandisers targeting the affluent group in 17 cities mainly in coastal areas. In fiscal 2007, we will double the number of stores we supply, including those in inland cities. Sales and marketing efforts will also be amplified as we extend our sales office network.

With regard to promotional activities, Sharp will deploy TV commercials as well as advertisements outdoors and in magazines throughout China in line with an expanded sales network. These and other activities will serve to boost AQUOS presence in the market. Meanwhile, environmental pollution is being recognized as a social problem in China. Sharp has sought to demonstrate its eco-conscious status by inviting members of the Chinese media to observe the Kameyama Plant, introducing the environmental technologies employed there as well as the environmental performance of AQUOS.



Display window at Lujiazui subway station


SHARP

Neon sign in Nanjing



AQUOS LED sign in Shanghai



AQUOS corner at a big electronics store

CONSUMER/INFORMATION PRODUCTS

AUDIO-VISUAL AND COMMUNICATION EQUIPMENT

In this product group, Sharp aims to revolutionize audio-visual entertainment and mobile communications towards new echelons of excitement and convenience via its market-pioneering products such as LCD TVs and mobile phones.

SALES
¥1,381.1 billion

44.2%

Main Products

LCD color televisions, color televisions, TV/VCR combos, projectors, digital broadcast receivers, DVD recorders, DVD players, VCRs, 1-bit digital audio products, MD players, CD component systems, facsimiles, telephones, mobile phones, PHS (personal handy-phone system) terminals



HOME APPLIANCES

Sharp creates unique products such as ovens that cook with superheated steam and items incorporating Plasmacluster Ion technology. Going forward, we seek to develop more innovative products in consideration of people's health and the environment to ensure comfortable living.

SALES
¥239.0 billion

7.6%

Main Products

Refrigerators, superheated steam ovens, microwave ovens, air conditioners, washing machines, vacuum cleaners, air purifiers, dehumidifiers, humidifiers, kerosene heaters, electric heaters, small cooking appliances



INFORMATION EQUIPMENT

Sharp provides products and services for the ubiquitous network environment through the development of its solutions business and a variety of products that include personal computers, wireless PDAs, information displays and digital MFPs.

SALES
¥437.9 billion

14.0%

Main Products

Personal computers, personal mobile tools, mobile communications handsets, electronic dictionaries, calculators, POS systems, handy data terminals, electronic cash registers, LCD color monitors, information displays, electrostatic copiers/printers, electrostatic copiers, supplies for copiers and printers, software, FA equipment, ultrasonic cleaners



Sales refer to sales to outside customers for the year ended March 31, 2007. Percentages in pie graphs show proportion to total net sales of ¥3,127.7 billion.

ELECTRONIC COMPONENTS

LSIs

These key devices, such as CCD/CMOS imagers and LSIs for LCDs, greatly enhance the uniqueness of Sharp's products. Sharp seeks to develop unequivocally unique electronic devices to support the evolution of products such as LCD TVs and mobile phones.

SALES
¥141.0 billion


4.5%

Main Products

CCD/CMOS imagers, LSIs for LCDs, microcomputers, flash memory, combination memory



LCDs

As the world's leading company in LCDs, Sharp promises to continue pushing the boundaries with one-of-a-kind LCDs befitting the 21st century, from large-size LCDs for TVs to small- and medium-size LCDs for mobile equipment.

SALES
¥628.8 billion


20.1%

Main Products

TFT LCD modules, Duty LCD modules, System LCD modules



OTHER ELECTRONIC COMPONENTS

It is Sharp's outstanding optical technology that drives this product group. Sharp seeks to expand business through devices such as solar cells, laser diodes and LEDs. In addition, devices such as RF data communication units and analog ICs contribute to the advancement of digital equipment.

SALES
¥299.8 billion


9.6%

Main Products

Solar cells, components for satellite broadcasting, terrestrial digital tuners, RF modules, network components, laser diodes, LEDs, optical pickups, optical sensors, components for optical communications, regulators, switching power supplies, analog ICs




42"
52"
65"
57"
46"

LCD TV AQUOS

■ CONSUMER/INFORMATION PRODUCTS

AUDIO-VISUAL AND COMMUNICATION EQUIPMENT

LCD TVs

Demand for large-screen, high-resolution TVs is increasing in accord with ongoing advancement in digital, high-definition broadcasting. In response, Sharp sought to bolster its range of large-screen LCD TVs, especially full high-definition models which have a resolution of 2.07 million pixels, the same number as high-definition broadcasting. In particular, our Premium Series received high acclaim from the market as the industry's first full high-definition LCD TV to achieve a double-speed drive and 3,000:1 native contrast ratio (dynamic contrast ratio of 15,000:1). On a production front, we expanded our production system for LCD TVs globally in line with the commencement of operations at the Kameyama No. 2 Plant, which manufactures LCD panels for large-screen TVs. Sharp aims to roll out highly-advanced, cost-competitive LCD TVs to the market in a timely manner and develop AQUOS born in Japan into a true global brand.



AQUOS HD recorder

Video Recorders/Players

Sharp augmented its line of AQUOS HD recorders to meet demand for video recording quality that matches high-definition broadcasting. In particular, we posted solid sales growth in models with AQUOS Familink that enables users to operate LCD TV, video recorder and surround sound system with a single remote control. Going forward, we will enhance our line of models to record and play Blu-ray Discs, the next-generation optical disk format.

Mobile Phones

The mobile phone market in Japan met with several groundbreaking changes in fiscal 2006, including the introduction of "One Seg," a new type of terrestrial digital broadcasting for mobile equipment, and "Mobile Number Portability," which allows users to change mobile phone operators without changing phone number. Amid this environment, Sharp worked to expand business by delivering AQUOS mobile phones incorporating cutting-edge technology accumulated in development of LCD TVs, to SOFTBANK MOBILE Corp., NTT DoCoMo, Inc. and KDDI CORPORATION. Sharp's mobile phones acquired top share* in the Japanese market due to the popularity of the high-resolution LCD and innovative design. We will continue to create further distinctive mobile phones by leveraging our unique device technology.

* According to MM Research Institute, Ltd.



SoftBank 911SH

FOMA SH903iTV

W51SH

AQUOS mobile phone for (from above) SOFTBANK MOBILE Corp., NTT DoCoMo, Inc. and KDDI CORPORATION

HOME APPLIANCES

Cooking Appliances

Sharp enhanced the fat-removal and salt-reduction features of its superheated steam oven HEALSIO. Amid rising global awareness toward healthy living, we aim to bring the healthy cooking benefits of HEALSIO to a wide range of users.



Superheated steam oven HEALSIO

Other Home Appliances

Sharp released air conditioners that achieve comfortable airflow, featuring a built-in Plasmacluster Ion generating unit and an automatic filter cleaning function. We also augmented our range of refrigerators that include a compartment that can be set to different temperatures depending on various needs, from freezing and refrigeration to thawing and heating. About ten years ago in Japan there was a last-minute surge in demand for major home appliances ahead of a consumption tax hike. Now we have entered the replacement period for these items. Sharp seeks to boost sales of high-value-added models that ensure comfortable living and energy saving.



Refrigerator with a unique compartment that permits temperature control

INFORMATION EQUIPMENT

Wireless PDAs

In Japan, Sharp began supplying wireless PDAs to EMOBILE Ltd. in addition to the already supplied WILLCOM, Inc. Overseas, sales to T-Mobile have been brisk. The design and user-friendliness of the products have been evaluated highly by the market, especially in the United States, where they have proven popular among younger age groups. Sharp will work hard to create distinctive products for the booming wireless PDA market.



Wireless PDA for T-Mobile

Copiers/Printers

Sharp enhanced its range of digital full-color MFPs that achieve unmatched image quality with less toner consumption via its unique Mycrostoner. These models include an advanced security function, one of Sharp's strengths, that has been well-received by the market. Moving forward, we will provide solutions to our customers, by promoting connectivity between digital MFPs and information displays with large-size LCDs.



Digital full-color MFP

■ ELECTRONIC COMPONENTS

LSIs

CCD/CMOS Imagers

Sales of camera modules for mobile phones and CCDs for digital cameras were strong. Sharp commercialized a 5-million pixel CCD camera module incorporating a 3X optical linear zoom and a 12-million pixel CCD for digital cameras. Moving ahead, Sharp will focus on expanding application into new areas such as security, automotive and medical realms.



5-million pixel CCD camera module for mobile phones

System LSIs

Sharp worked on the development of LSIs for LCDs that make LCD applied products such as LCD TVs and mobile phones more distinctive. Going forward, we aim to create system LSIs that support the evolution of such sophisticated products.

LCDs

Large-size LCDs

Sharp expanded its LCD business, particularly in LCD panels for TVs, an area manifesting burgeoning demand. In August 2006, we began operations at the Kameyama No. 2 Plant. This is the world's first LCD production facility to adopt eighth generation (8G) glass substrates (2,160 x 2,460mm), which enables the production of 40-inch-class and 50-inch-class LCD panels with extremely high efficiency. In conjunction with the Kameyama No. 1 Plant, designed to produce LCD panels for 30-inch-class LCD TVs, Sharp has now established the optimum production capacity for LCD panels for large-screen TVs. At the Kameyama No. 2 Plant, unprecedented new production processes and a highly efficient plant layout have made it possible to cut production lead-times. Also, to improve LCD performance and strengthen cost competitiveness, Sharp developed key components with material suppliers from the initial design phase. In terms of substrate input, the Kameyama No. 2 Plant started with 15,000 sheets per month, which was boosted to 30,000 in January 2007 then 60,000 in July. Along with expansion in production capacity, we will bolster development of our one-of-a-kind LCD technology to enhance the performance of LCD panels for TVs.



8G glass substrate used at the Kameyama No. 2 Plant

Small- and Medium-size LCDs

In line with the shift to higher resolution displays in mobile equipment, led by mobile phones, Sharp expanded the business for System LCDs, which ensure high-resolution, high-quality displays. With System LCDs, circuitry can be formed directly on the glass substrate, helping to significantly reduce costs and provide thinner profiles and lighter weights in mobile equipment. Moving forward, besides working to further advance System LCD technology, we will continue to strengthen development of our one-of-a-kind LCDs, including a new Mobile ASV LCD that realizes higher contrast, wider viewing angle and faster response time.


New Mobile ASV LCD

OTHER ELECTRONIC COMPONENTS

Solar Cells

Demand for photovoltaic power generation is rising amid increasing awareness of environmental preservation. Sharp was once again the world's leading producer* of solar cells in 2006 in terms of production volume. However, rapidly expanding demand has led to a shortage of silicon, the raw material used in solar cells, and as such, securing stable supply has become a pressing issue in the industry. Amid these circumstances, Sharp strove to expand its procurement route through long-term agreements with material suppliers while also increasing the in-house production of silicon for solar cells. We will keep endeavoring to improve solar cell performance and reduce costs further.

* According to *PV News*, a photovoltaic newsletter in the United States (March 2007 issue)


Photovoltaic power generation system introduced at a Californian winery

Others

Sales of other electronic components were buoyant, notably digital tuners, laser diodes and LEDs for use mainly in digital appliances. We also developed and started producing a blue-violet laser diode for next-generation DVDs such as Blu-ray Discs. Sharp aims to create innovative devices continuously by integrating digital and analog technologies.


SHARP
Tuner module for "One Seg" reception

Since its earliest days, Sharp has had a predisposition for creativity, with our R&D activities concentrating on devising one-of-a-kind products and one-of-a-kind devices. An aggressive patent strategy, meanwhile, helps build strong business foundations.

R&D STRATEGY

Sharp advances a fundamental R&D policy of "selection and concentration." Apart from conducting R&D to strengthen core businesses, including LCD TVs, mobile phones and solar cells, Sharp focuses on themes that are expected to translate into future business pillars. To improve R&D efficiency and minimize R&D risk, we make the most of opportunities generated by industry-academia-government collaboration.

Ultra-high resolution LCDs

Sharp recently developed a 64-inch ultra-high resolution direct-view LCD panel with "4K x 2K" - one kind of digital cinema system specification - making this a world first. The 8.84 million (4,096 x 2,160) pixel display is roughly four times that of full high-definition panels, offering breathtakingly clear images far superior to high-definition broadcasting. Going forward, Sharp seeks to contribute to the evolution of visual entertainment by developing LCD panels that provide stunning pictures and bring scenes to life.



"4K x 2K" ultra-high resolution LCD

Triple-junction thin-film solar cells

Sharp has succeeded in the development of triple-junction thin-film solar cells, which boast higher conversion efficiency than conventional tandem (two layer) cells. This new architecture boosts module conversion efficiency to 10% and cell conversion efficiency to 13%, ranking it in the top tier in the industry for products manufactured in volume. These newly developed thin-film solar cells can be fabricated on the same equipment as tandem cells, providing major cost benefits. Sharp will be working hard on further R&D to encourage the widespread use of thin-film solar cells.

Next-generation memory technology

There are high expectations for RRAM (Resistance Random Access Memory), a next-generation nonvolatile memory capable of programming speed at about 100 times faster than flash memory. Sharp has developed fundamental technology for a new method of high-speed data programming for RRAM. In the future Sharp will pursue further R&D, including IC integration and microfabrication technologies for the memory elements, aiming at the practical implementation of RRAM technology.

Biosensing technology

Sharp conducts R&D for application in the healthcare sector based on cutting-edge biotechnology and sensing technology. Work is currently being done on a protein chip, which can recognize changes in health condition by identifying changes in protein constituents in the body. The chip is expected to have practical application as a precise diagnostic tool for the early discovery of illness.



Examination of protein chip

High-power blue-violet laser diode

Sharp has developed the high-power blue-violet laser diode that achieves a power output of 210mW[*1], the industry's highest[*2]. This device enables high-speed recording on next-generation DVDs, including Blu-ray Discs and HD DVDs. It makes full use of crystal growth technology Sharp nurtured in the development of infrared and red laser diodes to realize high power and reliability. Sharp is looking to further boost power in the laser diode to contribute to the evolution of next-generation DVD equipment.



Blue-violet laser diode with industry's highest power level

*1 In pulsed operation
*2 As of March 2007

Organic electronic devices

Sharp promotes R&D into organic electronic devices at Todai-Sharp Laboratories established at the University of Tokyo in 2005. Here, a technique has been developed to form organic materials at

R&D EXPENDITURE

Sharp Corporation and Consolidated Subsidiaries
Years ended March 31 (billions of yen)



152
162
175
185
189
10%
8%
6%
4%
2%
0%
100%
80%
60%
40%
20%
0%
7.6%
7.2%
6.9%
6.6%
6.1%
65.4%
74.6%
86.0%
88.4%
98.3%
03
04
05
06
07
R&D expenditure / Net sales
Operating income / R&D expenditure
R&D expenditure / Net sales
Operating income / R&D expenditure

molecular layer level thinness. The technology has been applied to the gate-insulating layer for an organic thin-film transistor currently in the prototyping stage. Controlling the thickness of the insulating layer at the molecular level to realize an optimum arrangement contributes to lower drive voltage. Sharp aims to continue developing this technology and apply it to diverse fields.



Organic thin-film transistor

IrSS™*

Sharp has developed IrSS™ infrared wireless technology for speedy image transmission, incorporating it into such products as mobile phones, LCD TVs and digital HDTV recorders. The technology enables a high-resolution photo to be transferred from a mobile phone to the high-definition screen of a LCD TV in around a second. Plans are in place to infuse the technology into products for the overseas market as well.



Transferring an image from mobile phone to LCD TV at high speed

* IrSS™ is a trademark of Infrared Data Association®

INTELLECTUAL PROPERTY STRATEGY

Sharp views its intellectual property strategy as one of its key management measures, promoting it in a coherent manner with business and R&D strategies. In order to secure a competitive edge with one-of-a-kind products and one-of-a-kind devices for stronger business foundations, Sharp is aggressively promoting patent right obtainment, while keeping certain technologies as "black-box."

Sharp has clearly delineated the fields that are central to its business and has assigned engineers well-versed in patent matters to each of these core business areas to conduct strategic patent development close to the frontline. As of March 31, 2007, Sharp had approximately 16,500 patents in Japan and 21,000 overseas.

Sharp utilizes these patents to strengthen its strategic businesses. In addition, to make further effective use of patents, a proactive patent strategy is pursued. The products of other companies are scrutinized and if an infringement is discovered, an appropriate warning is issued. In certain cases, more aggressive action is adopted, including filing lawsuits. Sharp is also promoting obtainment of design and trademark registrations based on its brand strategy and aiming to increase the number of applications and registrations globally.

Sharp's LC font-generating technology, which enhances the quality of the lettering on LCDs, gained the "21st Century Encouragement of Invention Prize" and the "21st Century Contribution to Invention Prize" at the 2007 National Commendation for Invention held by the Japan Institute of Invention and Innovation. LC font is currently employed on the display of wide-ranged products such as mobile phones and LCD TVs.



Conventional dot font
(LC font)
- Smooth expression of diagonal and curved lines
- Variable line thickness
Thin
Thick

Color display with sub-pixel structure

Sharp seeks to gain the trust of society through global CSR activities based on the business creed of "Sincerity and Creativity."

CSR CONCEPT

"Make products that others want to imitate." The spirit embodied in these words, spoken by Sharp's founder, has been passed down from generation to generation as Sharp has sought to contribute to society through manufacturing since its inception. In 1973, Sharp codified the unchanging spirit of its founder in the company's business philosophy and business creed. The business philosophy states that Sharp aims for mutual prosperity with all stakeholders and seeks to contribute to the culture, benefits and welfare of people throughout the world, which forms the foundation of CSR today. The business creed calls for "Sincerity and Creativity" and all employees must hold to it and follow it in order to realize the business philosophy.

Business Philosophy

We do not seek merely to expand our business volume. Rather, we are dedicated to the use of our unique, innovative technology to contribute to the culture, benefits, and welfare of people throughout the world.

It is the intention of our corporation to grow hand-in-hand with our employees, encouraging and aiding them to reach their full potential and improve their standard of living.

Our future prosperity is directly linked to the prosperity of our customers, dealers, and shareholders... indeed, the entire Sharp family.

Business Creed

Sharp Corporation is dedicated to two principal ideals:

"Sincerity and Creativity"

By committing ourselves to these ideals, we can derive genuine satisfaction from our work, while making a meaningful contribution to society.

Sincerity is a virtue fundamental to humanity...
always be sincere.

Harmony brings strength...
trust each other and work together.

Politeness is a merit...
always be courteous and respectful.

Creativity promotes progress...
remain constantly aware
of the need to innovate and improve.

Courage is the basis of a rewarding life...
accept every challenge with a positive attitude.

ENVIRONMENTAL ACTIVITIES

Sharp has set a medium-term goal of becoming an "environmentally advanced company" and a corporate vision of having "zero global warming impact by 2010." To achieve these objectives, we deploy forward-thinking measures aimed at environmental preservation in all our corporate activities. For example, we are working to further expand the use of photovoltaic power generation as a global leader*1 in the production of solar cells for seven consecutive years now. We also work on the development of unique environmental technologies, such as plant-based resin paint and closed-loop plastic material recycling technology, in which used plastics from electric appliances are repeatedly reused in the plastic parts of new appliances. Further, the utmost effort is put into reducing environmental burden at factories and designing eco-conscious products, with our Kameyama Plant and LCD TV AQUOS being prime examples.

In fiscal 2006, we succeeded in the practical application of new fast-drying plant-based resin paint and materials for TV cabinets that enable closed-loop recycling. Both of these technologies have been employed in AQUOS. Also, three domestic and two overseas factories newly achieved Super Green Factory status*2, the highest-level environmental standard in the industry. Meanwhile, operation commenced at a new recycling factory*3 that Sharp has invested in for the recycling of TVs.

*1 According to *PV News*, a photovoltaic newsletter in the United States (March 2007 issue)

*2 Based on Sharp's own set of evaluation criteria and standards

*3 Kansai Recycling Systems Co., Ltd., jointly established by Sharp and six other companies

■ Achieve the tenets of the business philosophy by promoting "Sincerity and Creativity" in all business practices

Sharp's Business Activities


Sales
Production
Procurement
Design
R&D
Planning
Service
Business creed
Dedicated to two principal ideals
Sincerity and Creativity

Realization of Business Philosophy

- ■ Perspective of social contribution through business activities
  "Contribute to the culture, benefits, and welfare of people throughout the world"
- ■ Perspective concerning employees
  "Our corporation to grow hand-in-hand with our employees"
- ■ Perspective concerning stakeholders
  "Prosperity is directly linked to the prosperity of the entire Sharp family"

- The business creed is the central axis of all business activities.
- "Sincerity" means a working attitude mindful of what will offer genuinely useful solutions and happiness to everyone.
- "Creativity" means a working attitude not content with the way things are. An attitude which always seeks to add value, and to make efforts to innovate and improve.

ENVIRONMENTAL AND SOCIAL CONTRIBUTION ACTIVITIES

In conjunction with Weather Caster Network, an NPO, Sharp has been educating youngsters at elementary schools throughout Japan about the environment since October 2006. In fiscal 2006, education was given at 55 schools under the key themes of global warming, recycling and photovoltaic power generation. The classes, which included actual experiments and quizzes, were received well by the students, while gaining high repute for increasing awareness of eco-conscious living habits in children, the leaders of the next generation. The program will be expanded in fiscal 2007 to include a target of 500 schools a year. Furthermore, Sharp is giving environmental education globally. As an example, Sharp-Roxy Corporation (M) Sdn. Bhd., an affiliate in Malaysia, supports environmental education in junior high schools.

The Sharp Green Club, a voluntary organization jointly established by Sharp and its labor union, has been pushing ahead with forest preservation activities, developing "Sharp Forests" in six locations in Japan by fiscal 2006. The Club plans to increase the number of these forests to over 10 in Japan during fiscal 2007.



Environmental education at an elementary school (Kumamoto Prefecture, Japan)

Teaching junior high school students about the environment (Malaysia)


「シャープの森づくり」活動記念

Sharp Forest (Kagawa Prefecture, Japan)

CONCERNING SOCIALLY RESPONSIBLE INVESTMENT (SRI) INDICES

Sharp's proactive CSR activities have received high acclaim both in Japan and overseas. As of June 2007, Sharp was a constituent of the following major SRI indices.


FTSE4Good Index Series

FTSE4Good Global Index (U.K.): March 2007


ETHIBEL
MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES

Ethibel Sustainability Index (Belgium)


MS-SRI
モーニングスター社会的責任投資株価指数
Morningstar Socially Responsible Investment Index

Morningstar Socially Responsible Investment Index (Japan): September 2006


KLD Global Climate 100
INDEX

KLD Global Climate 100 Index (U.S.A.): May 2007

For further details on Sharp's environmental and social activities, please see the Sharp Environmental and Social Report 2007 or access the Sharp homepage:
http://sharp-world.com/corporate/eco/index.html

Through a corporate governance system that intimately unites management and manufacturing divisions, Sharp seeks to accelerate decision-making and enhance supervisory functions.

BASIC CONCEPT CONCERNING CORPORATE GOVERNANCE

Sharp has always been a manufacturing and technology oriented company. In an effort to further strengthen manufacturing competency, Sharp is committed to improving the speed and quality of managerial decisions. As a manufacturing company, our business activities are limited to the development, production and sales of products and devices, while at the same time there is a strong interrelation between these activities. Accordingly, Sharp believes it is important for all business group directors with operational responsibility to make their management decisions after consulting with one another. It serves to clarify their reciprocal managerial responsibilities, and it also facilitates nimble, responsive business execution, and mutual supervisory functions. For these reasons, Sharp seeks to further strengthen the current Director/Corporate Auditor System, which allows management and manufacturing divisions to work very closely, enabling the business to expand further. Sharp enhances its corporate governance through this system. In June 2007, the number of corporate auditors was increased by one to five (including three outside auditors).

STATUS OF CORPORATE GOVERNANCE SYSTEM

The Board of Directors meetings of Sharp Corporation are held on a monthly basis to make decisions on matters stipulated by law and management-related matters of importance, thereby exercising its oversight responsibility over its business affairs. To improve management agility and flexibility, and to clarify the responsibilities of company management during each accounting period, the term of office for members of the Board of Directors is set at one year.

In addition to the Board of Directors, the company has the Executive Management Committee, where matters of importance related to corporate management and business operation are discussed and reported twice a month. Through this committee, executive decisions are made promptly.

The Board of Corporate Auditors formulates audit policies, and conducts hearings on the company's activities and performance from accounting auditors and corporate directors. The Board also exchanges information and opinions on such matters as auditing (on-site auditing) results and the progress of deliberations of important meetings, which increases the validity of audits.

■ DIAGRAM OF CORPORATE GOVERNANCE/ INTERNAL CONTROL SYSTEM



Shareholders and stakeholders
Appropriate disclosure, provision of information
President
Ensure business is carried out appropriately
Business groups/Sales and marketing groups*
Functional groups
Business execution
Self-audit
Business execution
Self-audit
Support, guidance
Ensure business is carried out appropriately
Support, guidance
Domestic/overseas subsidiaries
Business execution
Self-audit
Supervision, creation of system of internal control
Directors
Accounting/business audit
Auditors
Formulation/operation of internal control system
Internal control promotion function: CSR Promotion Department
Formulation of basic policies of internal control, creation and supervision of internal control system
Board of Directors
Deliberation and submitting of basic policies of internal control system, basic policies of internal audit and internal audit planning, etc.
Internal Control Committee
Internal audit function: Internal Audit Division
Internal audit
Board of Corporate Auditors, Corporate auditors
Accounting/business audit
Monitoring
Accounting auditors
Accounting audit

* also responsible for directing and administrating the assigned subsidiaries

Sharp Corporation also has the Advisory Board comprised of eminent persons who play active roles in various sectors of society to assist in management decisions through exchanging ideas and making proposals from diverse perspectives.

STRENGTHENING INTERNAL CONTROLS

Sharp has the Internal Audit Division, responsible for auditing the company, as well as its domestic and overseas group companies as a means to reinforce internal controls. By checking the validity of business execution as well as the appropriateness and efficiency of management, the division makes concrete proposals on how to improve business operations and establishes relevant internal controls. Furthermore, Sharp has the Internal Control Committee as an advisory body to the Board of Directors. Deliberating on the basic policies and the state of operations regarding internal controls and internal audits, the committee reports on and discusses important matters with the Board of Directors. The Internal Control Group within the CSR Promotion Department is responsible for promoting development and operation of internal control systems for Sharp.

To enhance compliance throughout the group, in May 2005, Sharp introduced the Sharp Group Charter of Corporate Behavior, a set of principles to guide corporate behavior, and the Sharp Code of Conduct, which clarifies the conduct expected of every employee and director of Sharp.

In order to comprehensively and systematically deal with diverse business risk, Sharp formulated the Business Risk Management Guideline to help identify and anticipate potential risks, minimize possible effects and react appropriately. Sharp constantly works to strengthen its business risk management at the initiative of the CSR Promotion Department.

PLAN REGARDING LARGE-SCALE PURCHASES OF SHARP CORPORATION SHARES (TAKEOVER DEFENSE PLAN)

The Board of Directors of Sharp Corporation will not reject all large-scale purchases of its shares aimed at takeover so long as the large-scale purchase contributes to corporate value and the common interests of shareholders. Whether to permit a large-scale purchase should ultimately be entrusted to the shareholders. However, there may also be inappropriate large-scale purchases that could harm corporate value and the common interests of shareholders. To prevent the occurrence of such large-scale purchases, Sharp Corporation introduced a plan regarding Large-Scale Purchases of its share certificates or other securities on April 26, 2006, pursuant to a resolution by the Board of Directors. Sharp Corporation decided to continue with this original plan at the Board of Directors meeting held on June 22, 2006, which consisted of the directors appointed at the Ordinary General Meeting of Shareholders held on the same day. Afterwards, to protect and enhance corporate value and the common interests of shareholders, the Board of Directors of Sharp Corporation continued to examine the original plan in accordance with the enforcement of the Corporate Law and the revision of the Securities and Exchange Law in Japan. As a result, Sharp Corporation decided, at the Board of Directors meeting held on April 25, 2007, to abolish the original plan at the conclusion of the Ordinary General Meeting of Shareholders held on June 22, 2007, and adopt the new plan regarding Large-Scale Purchases of its shares upon seeking the opinion of shareholders. The new plan was approved of by a majority of shareholders present at the Ordinary General Meeting of Shareholders held on June 22, 2007, and duly introduced.

The outline of the new plan is as follows. The Board of Directors of Sharp Corporation requires a group of shareholders with an intent to obtain 20% or more of the voting rights of the company to provide necessary and sufficient information concerning the contents of the purchase and to set an assessment period for the evaluation of the proposed purchase. The Board of Directors shall receive advice and counsel from the special committee consisting of experienced outsiders and all of Sharp's outside corporate auditors before deciding whether to accept the large-scale purchase or to take countermeasures. The Board of Directors may take countermeasures permitted by applicable laws or the articles of incorporation of the company in effect at the time.

Whether to continue with the Takeover Defense Plan shall be discussed at the Ordinary General Meeting of Shareholders every year.

For details of the new plan, visit the Sharp homepage:
http://sharp-world.com/corporate/ir/topics/pdf/070425a.pdf

Listed below are the principal business risks of Sharp that may have a significant influence on investors' decisions. Note that in addition to these there exist certain other risks that are difficult to foresee. Each of these risks has the potential to impact the operations, business results and financial position of Sharp. All references to possible future developments in the following text were made by Sharp as of March 31, 2007.

(1) Global market trends

Sharp manufactures and sells products and services in different regions around the world. Business results and financial position are thus subject to economic and consumer trends (especially trends in private consumption and corporate capital investment), competition with other companies, product demand, raw material supply and price fluctuations in each region. The political and economic situation in respective areas may also exert an influence on business results and financial position.

(2) Exchange rate fluctuations

The proportion of consolidated net sales accounted for by overseas sales stood at 47.6% in fiscal 2004, 50.1% in fiscal 2005 and 51.2% in fiscal 2006. Although Sharp employs forward exchange contracts to hedge the risk of exchange rate fluctuations while simultaneously seeking to expand and strengthen overseas production, such fluctuations may affect the business results of Sharp.

(3) Strategic alliances and collaborations

Sharp implements strategic alliances and collaborations with other companies in respective business fields to bolster the development of new technologies and products, and to enhance competitiveness. If, however, any strategic or other business issues arise, or objectives change, it may become difficult to maintain such alliances and collaborative ties with these companies, or to generate adequate results. In such cases, the business results and financial position of Sharp may be impacted.

(4) Business partners

Sharp procures materials and receives services from a large number of business partners, and transactions are made only once a detailed credit check of the company has been completed. However, there exists the possibility that business partners suffer deterioration in performance due to slumping demand or severe price erosion, or face unexpected M&A, which may affect the business results and financial position of Sharp.

(5) Technological innovation

New technologies are rapidly emerging in the markets that Sharp operates. Such condition could change social infrastructure and intensify market competition, which may impact the business results and financial position of Sharp.

(6) Intellectual property rights

Sharp strives to protect its proprietary technologies by acquiring patents and other intellectual property rights. However, there are possibilities that rights are not granted, and Sharp may be unable to get sufficient legal protection of its proprietary technologies. In addition, there may be times that a third party infringes on the intellectual property rights of Sharp. Sharp may launch legal action against a third party in response to the wrongful use of its intellectual property rights. Conversely, a third party may launch legal action against Sharp if it deems that its intellectual property rights have been breached. Such litigation may impose a heavy financial burden on Sharp. Although compensation is given to employees for innovations that they make in the course of their work pursuant to a patent reward system governed by internal regulations, an employee may consider such payment inadequate and initiate legal action.

(7) Product liability

Sharp manufactures products in accordance with strict quality control standards to ensure the utmost in quality. In order to fulfill responsibility as a manufacturer in case product defects do arise, Sharp has insurance to cover any

product liability compensations. Nonetheless, there still exists the possibility of a large-scale product recall or litigation caused by unforeseen events, which may adversely affect brand image or influence the business results and financial position of Sharp.

(8) Laws and Regulations

The business activities of Sharp are subject to various regulations in countries where it operates, including business and investment approval, export regulations, tariffs, accounting standards and taxation. Sharp must also adhere to various laws and regulations concerning trading, antitrust practices, product liability, consumer protection, intellectual property rights, product safety, the environment and recycling. Changes in such laws and regulations may affect the business results and financial position of Sharp. Further, a system of accident reporting and disclosure has been instituted pursuant to the revised Consumer Product Safety Law and related regulations in Japan. In case a major accident occurs related to one of Sharp's products, disclosure of said incident could diminish its brand image.

(9) Litigation and other legal proceedings

Sharp deploys business activities around the world, and as such, is subject to risk associated with litigation and other legal proceedings. Differences in legal and judicial system according to region make it difficult to predict the result of litigation or other legal proceedings currently involving Sharp or of these which may arise in the future. An adverse result due to litigation and measures taken by the regulatory authorities could affect the business results and financial position of Sharp.

(10) Leak of personal data and other information

Sharp retains personal data and other confidential information concerning its customers, business partners and employees. Extreme care is taken to protect this information. A company-wide management system promotes employee education and other measures aimed at ensuring compliance with management regulations. If information is leaked, however, it may reduce confidence in Sharp or result in substantial costs (associated with leakage prevention measures or indemnification for damages, for instance), which may affect the business results and financial position of Sharp.

(11) Other key variable factors

In addition to the aforementioned risks, the business results of Sharp may be significantly affected by accidents and natural calamities, or major fluctuations in the stock and bond markets.

DIRECTORS AND AUDITORS

(As of June 22, 2007)



Chairman & CEO
Katsuhiko Machida



President & COO
Mikio Katayama



Corporate Senior Executive Vice President
Hiroshi Saji



Corporate Senior Executive Vice President
Shigeo Nakabu



Corporate Senior Executive Vice President
Masafumi Matsumoto



Corporate Senior Executive Vice President
Toshio Adachi



Corporate Senior Executive Director
Toshishige Hamano



Corporate Senior Executive Director
Masaaki Ohtsuka



Corporate Senior Executive Director
Kenji Ohta



Corporate Senior Executive Director
Yoshiaki Ibuchi

Corporate Executive Directors
Takashi Nakagawa
Kohichi Takamori
Yoshisuke Hasegawa

Corporate Directors
Yoshiki Sano
Takashi Okuda
Tetsuo Onishi
Toshihiko Fujimoto
Takuji Okawara
Takashi Nukii
Toru Chiba
Shigeaki Mizushima
Nobuyuki Sugano
Daisuke Koshima
Masatsugu Teragawa
Toshihiko Hirobe
Nobuyuki Taniguchi

Corporate Auditors
Tomohiro Gonda
Junzo Ueda
Mitsuhiko Iwasaki
Michihiro Ishii
Hiroshi Chumon

FINANCIAL SECTION

FIVE-YEAR FINANCIAL SUMMARY

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

	Yen (millions)					U.S. Dollars (thousands)
	2003	2004	2005	2006	**2007**	**2007**
Net Sales	¥ 2,003,210	¥ 2,257,273	¥ 2,539,859	¥ 2,797,109	**¥ 3,127,771**	**$ 26,733,085**
Domestic Sales	1,057,405	1,143,548	1,329,711	1,397,081	**1,526,938**	**13,050,752**
Overseas Sales	945,805	1,113,725	1,210,148	1,400,028	**1,600,833**	**13,682,333**
Operating Income	99,466	121,670	151,020	163,710	**186,531**	**1,594,282**
Income before Income Taxes and Minority Interests	57,325	102,720	128,184	140,018	**158,295**	**1,352,949**
Net Income	32,594	60,715	76,845	88,671	**101,717**	**869,376**
Net Assets*1	902,116	943,532	1,004,326	1,098,910	**1,192,205**	**10,189,786**
Total Assets	2,004,832	2,150,250	2,385,026	2,560,299	**2,968,810**	**25,374,444**
Capital Investment*2	170,254	248,178	243,388	238,839	**314,301**	**2,686,333**
Depreciation and Amortization	145,818	159,831	175,969	193,114	**217,715**	**1,860,812**
R&D Expenditures*3	152,145	162,991	175,558	185,240	**189,852**	**1,622,667**
Sales by Product Group*4 (Sales to Outside Customers)						
Audio-Visual and Communication Equipment	746,404	837,390	972,563	—	—	—
Home Appliances	223,890	208,473	212,064	—	—	—
Information Equipment	376,106	392,833	416,310	—	—	—
Consumer/Information Products	1,346,400	1,438,696	1,600,937	—	—	—
ICs	124,773	169,754	140,915	—	—	—
LCDs	346,646	421,741	543,804	—	—	—
Other Electronic Components	185,391	227,082	254,203	—	—	—
Electronic Components	656,810	818,577	938,922	—	—	—
Total	2,003,210	2,257,273	2,539,859	—	—	—
Audio-Visual and Communication Equipment	—	—	972,563	1,090,905	**1,381,105**	**11,804,316**
Home Appliances	—	—	212,064	224,650	**239,081**	**2,043,427**
Information Equipment	—	—	416,310	421,208	**437,923**	**3,742,932**
Consumer/Information Products	—	—	1,600,937	1,736,763	**2,058,109**	**17,590,675**
LSIs	—	—	132,375	135,754	**141,000**	**1,205,128**
LCDs	—	—	543,804	633,493	**628,821**	**5,374,538**
Other Electronic Components	—	—	262,743	291,099	**299,841**	**2,562,744**
Electronic Components	—	—	938,922	1,060,346	**1,069,662**	**9,142,410**
Total	—	—	2,539,859	2,797,109	**3,127,771**	**26,733,085**
Sales by Region*5						
Japan	1,057,405	1,143,548	1,329,711	1,397,081	—	—
The Americas	336,815	308,807	372,184	450,307	—	—
Europe	235,168	330,772	407,455	488,945	—	—
Asia	270,618	279,161	207,186	214,131	—	—
Other	103,204	194,985	223,323	246,645	—	—
Total	2,003,210	2,257,273	2,539,859	2,797,109	—	—
Japan	—	—	—	1,397,081	**1,526,938**	**13,050,752**
The Americas	—	—	—	450,307	**582,588**	**4,979,385**
Europe	—	—	—	488,945	**523,301**	**4,472,658**
China	—	—	—	195,333	**305,895**	**2,614,487**
Other	—	—	—	265,443	**189,049**	**1,615,803**
Total	—	—	—	2,797,109	**3,127,771**	**26,733,085**
Per Share of Common Stock	Yen					U.S. Dollars
Net Income	¥ 29.37	¥ 55.37	¥ 70.04	¥ 80.85	**¥ 93.25**	**$ 0.80**
Diluted Net Income	29.15	54.73	69.60	—	**90.00**	**0.77**
Cash Dividends	15.00	18.00	20.00	22.00	**26.00**	**0.22**
Net Assets	827.51	864.77	920.09	1,006.91	**1,084.76**	**9.27**
Other Financial Data						
Return on Equity (ROE)	3.6%	6.6%	7.9%	8.4%	**8.9%**	—
Return on Assets (ROA)	1.6%	2.9%	3.4%	3.6%	**3.7%**	—
Equity Ratio	45.0%	43.9%	42.1%	42.9%	**39.9%**	—

*1 Effective for the year ended March 31, 2007, net assets are presented based on the new accounting standards, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Statement No.5) and the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Financial Standards Implementation Guidance No.8). Prior year figures have not been restated.

*2 The amount of properties for lease is included in capital investment.

*3 Design and development expenses are included in R&D expenditures.

*4 Effective for the year ended March 31, 2006, the IC group was renamed the LSI group and some items previously included in ICs was reclassified and included in Other Electronic Components. In this connection, "Sales by Product Group" of 2005 has been restated to conform with the 2006 presentation.

*5 For the year ended March 31, 2007, "China," which had been previously included in "Other," was separately presented as one of the geographic segments and "Asia," which had been indicated as one of the geographic segments, was reclassified into "Other." In this connection, "Sales by Region" of 2006 has been restated to conform with the 2007 presentation.

FINANCIAL REVIEW

Sharp Corporation and Consolidated Subsidiaries

Operations

Consolidated net sales for the year ended March 31, 2007 increased by 11.8% from the previous fiscal year, to ¥3,127,771 million, marking a new record high for the fourth consecutive year.

[Sales by Product Group (Includes Intersegment Sales)]

The following sales by product group include internal sales between segments (Consumer/Information Products and Electronic Components).

Consumer/Information Products

O *Audio-Visual and Communication Equipment*

Sales of LCD TVs expanded, particularly large-size models equipped with full-spec high-definition LCD panels made at the Kameyama No. 2 Plant. Sales increased for mobile phones, including handsets that leverage Sharp's distinctive device technology, such as models with "One Seg" capability. Sales in this group increased by 26.6% to ¥1,381,506 million.

O *Home Appliances*

Sharp posted sales growth in core products such as refrigerators, microwave ovens, and air conditioners. Among them, distinctive products, including superheated steam ovens, performed well. Sales in this group increased by 6.4% to ¥239,113 million.

O *Information Equipment*

Sales of wireless PDAs rose in both domestic market and overseas market. In copiers/printers, Sharp's digital full-color MFPs incorporating original toner that realizes high image quality with less toner consumption received high acclaim from the market, culminating in brisk sales. Growth in sales of these products absorbed the decrease in sales of PCs. Sales in this group increased by 4.7% to ¥446,921 million.

Electronic Components

O *LSIs*

Although sales of flash memory decreased, sales of CCD/CMOS imagers expanded, notably for camera-equipped mobile phones. Sales in this group increased by 0.2% to ¥190,721 million.

O *LCDs*

Sharp registered sales growth in LCD panels for TVs as the Kameyama No. 2 Plant went on line and production capacity was

Net Sales



(billions of yen)
3,200
2,400
1,600
800
0
3,127
2,797
2,539
2,257
2,003
03
04
05
06
07

Sales by Product Group (Includes Intersegment Sales)

Sales by product group below include internal sales between segments (Consumer/Information Products and Electronic Components).

	Yen (millions)		U.S. Dollars (thousands)
	2006	**2007**	**2007**
Audio-Visual and Communication Equipment....	¥ 1,091,291	**¥ 1,381,506**	**$ 11,807,743**
Home Appliances	224,711	**239,113**	**2,043,701**
Information Equipment	426,847	**446,921**	**3,819,838**
Consumer/Information Products	1,742,849	**2,067,540**	**17,671,282**
LSIs*	190,404	**190,721**	**1,630,094**
LCDs	857,508	**1,042,324**	**8,908,752**
Other Electronic Components	310,158	**328,641**	**2,808,897**
Electronic Components	1,358,070	**1,561,686**	**13,347,743**
Elimination	(303,810)	**(501,455)**	**(4,285,940)**
Total	2,797,109	**3,127,771**	**26,733,085**

* The LSI group's sales do not include internal sales to the LCD/Other Electronic Component group.

increased. Sales of System LCDs for mobile equipment, such as mobile phones, expanded. Sales in this group increased by 21.6% to ¥1,042,324 million.

O *Other Electronic Components*
Although sales of solar cells were down on the previous year owing to a shortage in silicon materials, sales of electronic components for audio-visual equipment were strong. Sales in this group increased by 6.0% to ¥328,641 million.

Financial Results
Cost of sales rose by ¥249,466 million over the previous year to ¥2,414,592 million. The cost of sales ratio decreased from 77.4% to 77.2%.

Selling, general and administrative (SG&A) expenses were up ¥58,375 million year-on-year to ¥526,648 million, while the ratio of SG&A expenses against net sales increased from 16.7% to 16.8%. SG&A expenses included advertising expenses of ¥70,836 million and employees' salaries and other benefits of ¥121,826 million.

As a result, operating income amounted to ¥186,531 million, up ¥22,821 million from the previous year, and the operating income ratio improved from 5.9% to 6.0%.

Other expenses, net of other income, increased by ¥4,544 million to an other net loss of ¥28,236 million.

Income before income taxes and minority interests increased by ¥18,277 million to ¥158,295 million. Net income for the year was ¥101,717 million, up ¥13,046 million year-on-year. Net income per share of common stock was ¥93.25.

Segment Information
[By Business Segment]
Sales in the Consumer/Information Products segment increased by 18.6% over the previous year to ¥2,067,540 million. Operating income grew 31.1% to ¥81,705 million.

Sales in the Electronic Components segment increased by 15.0% to ¥1,561,686 million, while operating income rose by 3.5% to ¥105,519 million.

[By Geographic Segment]
In Japan, sales of large-size LCD TVs and mobile phones were strong, and growth was posted in CCD/CMOS imagers as well as LCD panels for TVs and mobile equipment. As a result, regional sales increased by 13.0% over the previous year to


Cost of Sales
(billions of yen)
(%)
2,500
2,000
1,500
1,000
500
0
90
85
80
75
70
65
1,509
1,713
1,959
2,165
2,414
03
04
05
06
07
Ratio to net sales


Selling, General and Administrative Expenses
(billions of yen)
(%)
600
480
360
240
120
0
50
40
30
20
10
0
393
422
429
468
526
03
04
05
06
07
Ratio to net sales


Operating Income
(billions of yen)
(%)
200
150
100
50
0
12
9
6
3
0
99
121
151
163
186
03
04
05
06
07
Ratio to net sales


Net Income
(billions of yen)
(%)
120
90
60
30
0
8
6
4
2
0
32
60
76
88
101
03
04
05
06
07
Ratio to net sales

¥2,770,155 million. Operating income rose by 11.5% to ¥163,216 million.

In the Americas, growth in LCD TVs and copiers/printers coupled with robust sales of LCD panels led to a 28.0% increase in regional sales to ¥533,401 million. Operating income was up 183.9% to ¥9,533 million.

In Europe, sales of LCD TVs and copiers/printers grew, while sales of LCD panels were strong. Regional sales increased by 15.1% to ¥493,783 million and operating income increased by 38.8% to ¥8,129 million.

In China, sales growth was posted in LCD TVs and LCD panels. Regional sales climbed by 48.5% to ¥524,327 million and operating income increased by 30.9% to ¥8,842 million.

In Other, brisk sales of LCD TV peripherals pushed overall sales up 1.6% to ¥339,704 million. Operating income was down 36.2% to ¥2,116 million due primarily to a decline in market prices.

Capital Investment* and Depreciation

Capital investment for the fiscal year was ¥314,301 million, up 31.6% from the previous year. The majority of this was aggressive investment in the Sharp's core business area of LCDs, including the commencement of operations and reinforcement of production lines at the new Kameyama No. 2 Plant aimed at providing a stable supply of large-size LCD panels, and enhancement of production capacity for System LCDs at the Mie No. 3 Plant. Other investments were made to expand the production capacity for solar cells at the Katsuragi Plant and to strengthen production facilities at overseas subsidiaries in Europe and China.

With regard to capital investment by business segment, Consumer/Information Products was ¥38,778 million and Electronic Components was ¥275,523 million.

Depreciation and amortization increased by 12.7% to ¥217,715 million.

* The amount of properties for lease is included in capital investment.

Assets, Liabilities and Net Assets

Total assets increased by ¥408,511 million over the previous year-end to ¥2,968,810 million.

[Assets]

Current assets amounted to ¥1,679,263 million, an increase of ¥284,390 million over the previous year-end. Cash and cash equivalents rose by ¥29,820 million to ¥329,286 million and notes and accounts receivable increased by ¥126,582 million to

[Consumer/Information Products]


Sales
(billions of yen)
2,400
2,000
1,600
1,200
800
400
0
1,352
1,447
1,612
1,742
2,067
03 04 05 06 07


Operating Income
(billions of yen)
90
60
30
0
43
47
57
62
81
03 04 05 06 07

[Electronic Components]


Sales
(billions of yen)
1,600
1,200
800
400
0
793
1,004
1,197
1,358
1,561
03 04 05 06 07


Operating Income
(billions of yen)
120
90
60
30
0
56
73
93
101
105
03 04 05 06 07

¥705,281 million. Inventories stood at ¥435,643 million, up ¥99,299 million. Of this amount, finished products were up ¥29,665 million to ¥194,371 million, work in process was up ¥36,737 million to ¥119,362 million, and raw materials were up ¥32,897 million to ¥121,910 million.

Plant and equipment increased by ¥116,614 million to ¥1,013,527 million due mainly to capital investment in the Kameyama No. 2 Plant.

Investments and other assets stood at ¥276,020 million, up ¥7,507 million, due mainly to an increase in prepaid expenses and other.

[Liabilities]

Current liabilities increased by ¥197,211 million over the previous year-end to ¥1,392,265 million. Short-term borrowings decreased by ¥40,257 million to ¥240,738 million. Of this amount, bank loans increased by ¥33,883 million to ¥118,910 million, commercial paper decreased by ¥150,752 million to ¥22,865 million and current portion of long-term debt increased by ¥76,647 million to ¥98,927 million. Notes and accounts payable were ¥874,276 million, an increase of ¥182,520 million.

Long-term liabilities were ¥384,340 million, up ¥126,739 million from the previous year-end. This was due mainly to an increase of ¥119,220 million in long-term debt. The main reasons for the increase in long-term debt were an increase of ¥204,643 million due to the issuance of convertible bonds with subscription rights to shares, despite a decrease of ¥76,647 million in transfer of the current portion of long-term debt to short-term borrowings.

Interest-bearing debt was ¥601,467 million, up ¥78,998 million.

[Net Assets]

Retained earnings increased by ¥76,522 million over the previous year-end to ¥745,209 million, due mainly to the increase in net income. Foreign currency translation adjustments generated a gain of ¥11,761 million owing to variation in the exchange rate. As a result, net assets amounted to ¥1,192,205 million. The equity ratio was 39.9%.

Cash Flows

Cash and cash equivalents at the end of the year were ¥329,286 million, an increase of ¥29,820 million over the previous year-end as proceeds from operating activities exceeded expenses associated with capital investments.


Capital Investment
(billions of yen)
350
280
210
140
70
0
170
248
243
238
314
03
04
05
06
07


Depreciation and Amortization
(billions of yen)
250
200
150
100
50
0
145
159
175
193
217
03
04
05
06
07


Total Assets
(billions of yen)
3,000
2,400
1,800
1,200
600
0
2,004
2,150
2,385
2,560
2,968
03
04
05
06
07


Inventories
(billions of yen)
(month)
500
400
300
200
100
0
4.0
3.2
2.4
1.6
0.8
0
284
273
325
336
435
03
04
05
06
07
Ratio to monthly turnover

Net cash provided by operating activities increased by ¥50,599 million to ¥314,352 million. Despite a turnaround from a decrease in inventories of ¥2,693 million recorded in the previous year to an increase of ¥86,946 million, depreciation and amortization of properties and intangibles increased by ¥22,198 million and increase in payables was up ¥89,480 million.

Net cash used in investing activities amounted to ¥328,789 million, an increase of ¥99,403 million. The primary factor was an increase of ¥61,778 million in acquisitions of plant and equipment.

Net cash provided by financing activities totaled ¥41,170 million, up ¥74,930 million. The primary reason for this increase was an increase of ¥112,782 million in proceeds from long-term debt due mainly to the issuance of convertible bonds with subscription rights to shares.


Interest-Bearing Debt
(billions of yen)
600
500
400
300
200
100
0
501
441
525
522
601
03
04
05
06
07


Net Assets*
(billions of yen)
1,200
1,000
800
600
400
200
0
902
943
1,004
1,098
1,192
03
04
05
06
07

* Refer to footnote (*1) on page 36


Equity Ratio
(%)
50
40
30
20
10
0
45.0
43.9
42.1
42.9
39.9
03
04
05
06
07


Cash and Cash Equivalents
(billions of yen)
360
300
240
180
120
60
0
271
277
295
299
329
03
04
05
06
07

CONSOLIDATED BALANCE SHEETS

Sharp Corporation and Consolidated Subsidiaries as of March 31, 2006 and 2007

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
ASSETS			
Current Assets:			
Cash and cash equivalents	¥ 299,466	¥ 329,286	$ 2,814,410
Time deposits	30,299	55,365	473,205
Short-term investments (Note 2)	46,533	47,165	403,120
Notes and accounts receivable—			
Trade	496,343	617,891	5,281,120
Installment	58,430	67,222	574,547
Nonconsolidated subsidiaries and affiliates	29,351	26,034	222,513
Allowance for doubtful receivables	(5,425)	(5,866)	(50,137)
Inventories (Note 3)	336,344	435,643	3,723,444
Other current assets (Note 4)	103,532	106,523	910,453
Total current assets	1,394,873	1,679,263	14,352,675
Plant and Equipment, at cost (Note 6):			
Land	53,369	54,373	464,726
Buildings and structures	573,290	629,443	5,379,855
Machinery and equipment	1,684,082	1,933,310	16,524,017
Construction in progress	81,384	60,116	513,812
	2,392,125	2,677,242	22,882,410
Less-Accumulated depreciation	(1,495,212)	(1,663,715)	(14,219,786)
	896,913	1,013,527	8,662,624
Investments and Other Assets:			
Investments in securities (Note 2)	130,428	115,496	987,145
Investments in nonconsolidated subsidiaries and affiliates	22,401	18,260	156,068
Bond issue cost	—	4,865	41,581
Prepaid expenses and other (Note 4)	115,684	137,399	1,174,351
	268,513	276,020	2,359,145
	¥ 2,560,299	¥ 2,968,810	$ 25,374,444

The accompanying notes to the consolidated financial statements are an integral part of these statements.

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY/NET ASSETS			
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt (Note 5)	¥ 280,995	¥ 240,738	$ 2,057,590
Notes and accounts payable—			
Trade	580,754	742,711	6,347,957
Construction and other	100,150	124,100	1,060,684
Nonconsolidated subsidiaries and affiliates	10,852	7,465	63,803
Accrued expenses	165,396	229,042	1,957,624
Income taxes (Note 4)	33,179	27,403	234,214
Other current liabilities (Note 4)	23,728	20,806	177,829
Total current liabilities	1,195,054	1,392,265	11,899,701
Long-term Liabilities:			
Long-term debt (Note 5)	241,545	360,765	3,083,461
Allowance for severance and pension benefits (Note 9)	8,552	10,436	89,197
Other long-term liabilities (Note 4)	7,504	13,139	112,299
	257,601	384,340	3,284,957
Minority Interests	8,734	—	—
Contingent Liabilities (Note 8)			
Shareholders' Equity (Note 7):			
Common stock:			
Authorized — 1,982,607 thousand shares			
Issued — 1,110,699 thousand shares	204,676	—	—
Capital surplus	262,288	—	—
Retained earnings	668,687	—	—
Net unrealized holding gains on securities	27,992	—	—
Foreign currency translation adjustments	(38,352)	—	—
Less-Cost of treasury stock:			
19,798 thousand shares	(26,381)	—	—
Total shareholders' equity	1,098,910	—	—
Net Assets (Note 7):			
Common stock:			
Authorized — 2,500,000 thousand shares			
Issued — 1,110,699 thousand shares	—	204,676	1,749,367
Capital surplus	—	262,295	2,241,838
Retained earnings	—	745,209	6,369,308
Less-Cost of treasury stock:			
20,021 thousand shares	—	(26,844)	(229,436)
Net unrealized holding gains on securities	—	24,381	208,385
Net unrealized gains on hedging derivatives	—	1	8
Foreign currency translation adjustments	—	(26,591)	(227,274)
Minority interests	—	9,078	77,590
Total net assets	—	1,192,205	10,189,786
	¥ 2,560,299	¥ 2,968,810	$ 25,374,444

CONSOLIDATED STATEMENTS OF INCOME

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2006 and 2007

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Net Sales	¥ 2,797,109	¥ 3,127,771	$ 26,733,085
Cost of Sales	2,165,126	2,414,592	20,637,538
Gross profit	631,983	713,179	6,095,547
Selling, General and Administrative Expenses	468,273	526,648	4,501,265
Operating income	163,710	186,531	1,594,282
Other Income (Expenses):			
Interest and dividend income	5,769	6,913	59,085
Interest expense	(6,410)	(7,668)	(65,538)
Other, net	(23,051)	(27,481)	(234,880)
	(23,692)	(28,236)	(241,333)
Income before income taxes and minority interests	140,018	158,295	1,352,949
Income Taxes (Note 4):			
Current	50,073	51,264	438,154
Deferred	608	4,607	39,376
	50,681	55,871	477,530
Income before minority interests	89,337	102,424	875,419
Minority Interests in Income of Consolidated Subsidiaries	(666)	(707)	(6,043)
Net Income	¥ 88,671	¥ 101,717	$ 869,376

	Yen		U.S. Dollars
	2006	2007	2007
Per Share of Common Stock (Note 7):			
Net income	¥ 80.85	¥ 93.25	$ 0.80
Diluted net income	—	90.00	0.77
Cash dividends	22.00	26.00	0.22

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Sharp Corporation and Consolidated Subsidiaries for the Year Ended March 31, 2006

	(thousands)	Yen (millions)						
	Number of shares	Common stock (Note 7)	Capital surplus (Note 7)	Retained earnings (Note 7)	Net unrealized holding gains on securities	Foreign currency translation adjustments	Treasury stock	Total
Balance at March 31, 2005	1,110,699	204,676	262,283	605,440	13,333	(55,346)	(26,060)	1,004,326
Net income				88,671				88,671
Cash dividends paid				(21,821)				(21,821)
Directors' and statutory auditors' bonuses				(440)				(440)
Decrease resulting from change in accounting standards of consolidated subsidiaries				(2,484)				(2,484)
Decrease due to unfunded retirement benefit obligation of foreign subsidiaries				(1,662)				(1,662)
Increase due to merger of consolidated subsidiaries				983				983
Purchase of treasury stock							(336)	(336)
Disposal of treasury stock			5				15	20
Net changes in net unrealized holding gains on securities					14,659			14,659
Net changes in foreign currency translation adjustments						16,994		16,994
Balance at March 31, 2006	1,110,699	204,676	262,288	668,687	27,992	(38,352)	(26,381)	1,098,910

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Sharp Corporation and Consolidated Subsidiaries for the Year Ended March 31, 2007

	(thousands)	Yen (millions)								
	Number of shares	Common stock (Note 7)	Capital surplus (Note 7)	Retained earnings (Note 7)	Treasury stock	Net unrealized holding gains on securities	Net unrealized gains on hedging derivatives	Foreign currency translation adjustments	Minority interests	Total
Shareholders' equity at March 31, 2006 as previously reported	1,110,699	204,676	262,288	668,687	(26,381)	27,992	—	(38,352)	—	1,098,910
Reclassification due to adoption of new accounting standards for presentation of net assets in the balance sheet at April 1, 2006									8,734	8,734
Net assets at April 1, 2006	1,110,699	204,676	262,288	668,687	(26,381)	27,992	—	(38,352)	8,734	1,107,644
Net income				101,717						101,717
Cash dividends paid				(26,180)						(26,180)
Directors' and statutory auditors' bonuses				(468)						(468)
Increase resulting from increase in number of consolidated subsidiaries				1,875						1,875
Decrease resulting from increase in number of consolidated subsidiaries				(428)						(428)
Decrease resulting from change in accounting standards of consolidated subsidiaries				(2,826)						(2,826)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries				2,832						2,832
Purchase of treasury stock					(480)					(480)
Disposal of treasury stock			7		17					24
Net changes in items other than owners' equity						(3,611)	1	11,761	344	8,495
Balance at March 31, 2007	1,110,699	204,676	262,295	745,209	(26,844)	24,381	1	(26,591)	9,078	1,192,205

	(thousands)	U.S. dollars (thousands)								
	Number of shares	Common stock (Note 7)	Capital surplus (Note 7)	Retained earnings (Note 7)	Treasury stock	Net unrealized holding gains on securities	Net unrealized gains on hedging derivatives	Foreign currency translation adjustments	Minority interests	Total
Shareholders' equity at March 31, 2006 as previously reported	1,110,699	1,749,367	2,241,778	5,715,274	(225,479)	239,248	—	(327,795)	—	9,392,393
Reclassification due to adoption of new accounting standards for presentation of net assets in the balance sheet at April 1, 2006									74,650	74,650
Net assets at April 1, 2006	1,110,699	1,749,367	2,241,778	5,715,274	(225,479)	239,248	—	(327,795)	74,650	9,467,043
Net income				869,376						869,376
Cash dividends paid				(223,761)						(223,761)
Directors' and statutory auditors' bonuses				(4,000)						(4,000)
Increase resulting from increase in number of consolidated subsidiaries				16,026						16,026
Decrease resulting from increase in number of consolidated subsidiaries				(3,658)						(3,658)
Decrease resulting from change in accounting standards of consolidated subsidiaries				(24,154)						(24,154)
Increase due to unfunded retirement benefit obligation of foreign subsidiaries				24,205						24,205
Purchase of treasury stock					(4,102)					(4,102)
Disposal of treasury stock			60		145					205
Net changes in items other than owners' equity						(30,863)	8	100,521	2,940	72,606
Balance at March 31, 2007	1,110,699	1,749,367	2,241,838	6,369,308	(229,436)	208,385	8	(227,274)	77,590	10,189,786

The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2006 and 2007

	Yen (millions) 2006	Yen (millions) 2007	U.S. Dollars (thousands) 2007
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	¥ 140,018	¥ 158,295	$ 1,352,949
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	186,434	208,632	1,783,179
Interest and dividend income	(5,769)	(6,913)	(59,085)
Interest expense	6,410	7,668	65,538
Foreign exchange loss	2,070	2,760	23,590
Loss on sales and disposal of plant and equipment	10,126	7,356	62,872
Increase in notes and accounts receivable	(43,716)	(73,726)	(630,137)
(Increase) decrease in inventories	2,693	(86,946)	(743,128)
Increase in payables	53,945	143,425	1,225,855
Other, net	(35,119)	7,756	66,290
Total	317,092	368,307	3,147,923
Interest and dividends received	7,961	9,432	80,615
Interest paid	(6,561)	(8,182)	(69,932)
Income taxes paid	(54,739)	(55,205)	(471,837)
Net cash provided by operating activities	263,753	314,352	2,686,769
Cash Flows from Investing Activities:			
Purchase of time deposits	(60,020)	(120,063)	(1,026,180)
Proceeds from redemption of time deposits	65,104	95,072	812,581
Proceeds from sales of short-term investments	21,739	6,480	55,385
Acquisitions of plant and equipment	(232,770)	(294,548)	(2,517,504)
Proceeds from sales of plant and equipment	609	1,407	12,026
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(12,391)	(4,121)	(35,222)
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	5,748	1,944	16,615
Loans made	(4,785)	(1,063)	(9,086)
Proceeds from collection of loans	4,561	683	5,838
Other, net	(17,181)	(14,580)	(124,615)
Net cash used in investing activities	(229,386)	(328,789)	(2,810,162)
Cash Flows from Financing Activities:			
Decrease in short-term borrowings, net	(20,032)	(121,568)	(1,039,043)
Proceeds from long-term debt	105,588	218,370	1,866,410
Repayments of long-term debt	(96,806)	(28,461)	(243,256)
Purchase of treasury stock	(336)	(480)	(4,103)
Dividends paid	(21,812)	(26,181)	(223,769)
Other, net	(362)	(510)	(4,359)
Net cash provided by (used in) financing activities	(33,760)	41,170	351,880
Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,393	463	3,957
Net Increase in Cash and Cash Equivalents	4,000	27,196	232,444
Cash and Cash Equivalents at Beginning of Year	295,312	299,466	2,559,539
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	—	2,583	22,077
Cash and Cash Equivalents Increased by Merger	154	41	350
Cash and Cash Equivalents at End of Year	¥ 299,466	¥ 329,286	$ 2,814,410

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting and Reporting Policies

(a) Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of Sharp Corporation ("the Company") and its consolidated subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards.

The accounts of the Company's overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with certain expanded disclosure and the inclusion of the consolidated statement of shareholders' equity for the year ended March 31, 2006) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Certain supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The consolidated balance sheet as of March 31, 2007, which has been prepared in accordance with the new accounting standard as discussed in Note 1. (o), is presented with the consolidated balance sheet as of March 31, 2006, prepared in accordance with the previous presentation rules.

Also, as discussed in Note 1. (o), the consolidated statement of changes in net assets for the year ended March 31, 2007 has been prepared in accordance with the new accounting standard. The accompanying consolidated statement of shareholders' equity for the year ended March 31, 2006 was voluntarily prepared for the purpose of inclusion in the consolidated financial statements although such statements were not required to be filed with the Local Finance Bureau.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2007, which was ¥117 to U.S. $1.00. The convenience translation should not be construed as representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies over which the Company has power of control through majority voting right or existence of certain conditions evidencing control by the Company. Investments in nonconsolidated subsidiaries and affiliates over which the Company has the ability to exercise significant influence over operating and financial policies of the investees, are accounted for on the equity method.

In the elimination of investments in consolidated subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

Material intercompany balances, transactions and profits have been eliminated in consolidation.

(c) Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated into Japanese yen at current rates at each balance sheet date and the resulting translation gains or losses are charged to income currently.

As to translation of financial statements of overseas subsidiaries and affiliates, assets and liabilities are translated at current rates at each balance sheet date, shareholders' equity accounts are translated at historical rates, and revenues and expenses are translated at average rates prevailing during the year. The resulting foreign currency translation adjustments are shown as a separate component of shareholders' equity.

(d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks on demand and highly liquid investments with insignificant risk of changes in value which have maturities of three months or less when purchased.

(e) Short-term investments and investments in securities

Short-term investments consist of certificates of deposits and interest-bearing securities.

Investments in securities consist principally of marketable and nonmarketable equity securities and interest-bearing securities.

The Company and its domestic consolidated subsidiaries categorize those securities as "other securities," which, in principle, include all securities other than trading securities and held-to-maturity securities.

Other securities with available fair market values are stated at fair market value which is calculated as the average of market prices during the last month of the fiscal year. Unrealized holding gains and losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sales of such securities are principally computed using average cost.

Other securities with no available fair market values are stated at average cost, except for interest-bearing securities which are stated at amortized cost, net of the amount considered not collectible.

If the fair market value of other securities declines significantly, such securities are stated at fair market value and the difference

between fair market values and the carrying amount is recognized as loss in the period of decline. If the net asset value of other securities, except for interest-bearing securities, with no available fair market values declines significantly, such securities are written down to the net asset value by charging to income. In these cases, such fair market value or the net asset value is carried forward to the next year.

(f) Leases

Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, are primarily accounted for as operating leases.

(g) Inventories

Finished products are principally stated at the lower of moving average cost or market, however, finished products held by overseas consolidated subsidiaries are principally valued at the lower of first-in, first-out cost or market. Work in process and raw materials are principally stated at the current production and purchase costs, respectively, not in excess of estimated realizable value.

(h) Depreciation and amortization

Depreciation of plant and equipment is primarily computed on the declining-balance method, except for machinery and equipment in the Mie and Kameyama plants, which are depreciated on the straight line method, over the estimated useful lives. Buildings acquired by the Company and its domestic consolidated subsidiaries on and after April 1, 1998 are depreciated on the straight-line method. Properties at overseas consolidated subsidiaries are mainly depreciated on the straight-line method.

Maintenance and repairs including minor renewals and betterments are charged to income as incurred.

(i) Accrued bonuses

The Company and its domestic consolidated subsidiaries accrue estimated amounts of employees' bonuses based on estimated amounts to be paid in the subsequent period.

(j) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(k) Severance and pension benefits

The Company and its domestic consolidated subsidiaries have primarily a trusteed noncontributory defined benefit pension plan for their employees to supplement a governmental welfare pension plan.

Certain overseas consolidated subsidiaries primarily have defined contribution pension plans and lump-sum retirement benefit plans.

The Company and its domestic consolidated subsidiaries provide the allowance for severance and pension benefits based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the balance sheet date. Projected benefit obligation and expenses for severance and pension benefits are determined based on the amounts actuarially calculated using certain assumptions.

The excess of the projected benefit obligation over the total of the fair value of pension assets as of April 1, 2001 and the allowance for severance and pension benefits recorded as of April 1, 2001 (the "net transition obligation") amounted to ¥69,090 million. The net transition obligation is being amortized in equal amounts over 7 years commencing with the year ended March 31, 2002. Prior service costs are amortized using the straight-line method over the average of the estimated remaining service lives (16 years) commencing with the current period. Actuarial gains and losses are primarily amortized using the straight-line method over the average of the estimated remaining service lives (16 years) commencing with the following period.

Effective for the year ended March 31, 2006, the Company and its domestic consolidated subsidiaries adopted the new accounting standard "Partial Revision to Standards for Accounting for Retirement Benefits" (Accounting Standards Board Statement No.3 issued by the Accounting Standards Board of Japan on March 16, 2005), resulting in no impact on the financial statements for the year ended March 31, 2006.

Effective for the year ended March 31, 2006, the consolidated subsidiaries in the United Kingdom adopted a new accounting standard for retirement benefits in the United Kingdom.

As a result, retained earnings decreased by ¥4,765 million since the net transition obligation and actuarial losses were charged directly to retained earnings with an immaterial impact on the net income for the year ended March 31, 2006.

Effective for the year ended March 31, 2007, the consolidated subsidiaries in the U.S.A. adopted the revised accounting standard for retirement benefits in the U.S.A..

As a result, retained earnings decreased by ¥2,826 million ($24,154 thousand) since prior service costs and actuarial losses that had not been recognized were charged directly to retained earnings with an immaterial impact on the net income for the year ended March 31, 2007.

The effects of these changes on segment information are stated in Note 10. Segment Information.

Directors and statutory auditors customarily receive lump-sum payments upon their termination, subject to shareholders' approval. Such payments are charged to income when paid.

(l) Research and development expenses and software costs

Research and development expenses are charged to income as incurred. The research and development expenses charged to income amounted to ¥154,362 million and ¥189,852 million ($1,622,667 thousand) for the years ended March 31, 2006 and 2007, respectively.

Software costs are recorded principally in prepaid expenses and other. Software used by the Company are amortized by the

straight-line method over estimated useful lives of principally 5 years, and software embedded in products are amortized over the forecasted sales quantity.

(m) Derivative financial instruments

The Company and some of its consolidated subsidiaries use derivative financial instruments, which include foreign exchange forward contracts and interest rate swap agreements, in order to hedge risks of fluctuations in foreign currency exchange rates and interest rates associated with assets and liabilities denominated in foreign currencies, investments in securities and debt obligations.

All derivative financial instruments are stated at fair value and recorded on the balance sheets. The deferred method is used for recognizing gains or losses on hedging instruments and the hedged items. When foreign exchange forward contracts meet certain conditions, the hedged items are stated by the forward exchange contract rates.

If certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The net amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

The derivative financial instruments are used based on internal policies and procedures on risk control.

The risks of fluctuations in foreign currency exchange rates and interest rates have been assumed to be completely hedged over the period of hedging contracts as the major conditions of the hedging instruments and the hedged items are consistent. Accordingly, the evaluation of effectiveness of the hedging contracts is not required.

The credit risk of such derivatives is assessed as being low because the counter-parties of these transactions are prestigious financial institutions.

(n) Impairment of fixed assets

Effective for the year ended March 31, 2006, the Company and its domestic consolidated subsidiaries adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (Financial Standards Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003), resulting in no impact on the financial statements for the year ended March 31, 2006.

(o) Changes in accounting methods

(1) Accounting Standard for Directors' Bonus

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No.4 issued by the Accounting Standards Board of Japan on November 29, 2005), resulting in an immaterial impact on the financial statements for the year ended March 31, 2007. The effect of this change on segment information is stated in Note 10. Segment Information.

(2) Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board Statement No.5 issued by the Accounting Standards Board of Japan on December 9, 2005) and the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Financial Standards Implementation Guidance No.8 issued by the Accounting Standards Board of Japan on December 9, 2005), (collectively, "the New Accounting Standards").

The consolidated balance sheet as of March 31, 2007 prepared in accordance with the New Accounting Standards comprises three sections, which are the assets, liabilities and net assets sections. The consolidated balance sheet as of March 31, 2006 prepared pursuant to the previous presentation rules comprises the assets, liabilities, minority interests and shareholders' equity sections.

Under the New Accounting Standards, the following items are presented differently at March 31, 2007 compared to March 31, 2006. The net assets section includes net unrealized gains on hedging derivatives, net of taxes. Under the previous presentation rules, net unrealized gains on hedging derivatives were included in the assets or liabilities section without considering the related income tax effects. Minority interests are included in the net assets section at March 31, 2007. Under the previous presentation rules, companies were required to present minority interests between the Long-term liabilities and the shareholders' equity sections.

The adoption of the New Accounting Standards had no impact on the consolidated statement of income for the year ended March 31, 2007. Also, if the New Accounting Standards had not been adopted at March 31, 2007, the shareholders' equity amounting to ¥1,183,126 million ($10,112,188 thousand) would have been presented.

(3) Accounting Standard for Statement of Changes in Net Assets

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard, "Accounting Standard for Statement of Changes in Net Assets" (Accounting Standards Board Statement No.6 issued by the Accounting Standards Board of Japan on December 27, 2005), and the "Implementation Guidance for the Accounting Standard for Statement of Changes in Net Assets" (Financial Standards Implementation Guidance No.9 issued by the Accounting Standards Board of Japan on December 27, 2005), (collectively, "the Additional New Accounting Standards").

The Company prepared the accompanying consolidated statement of changes in net assets for the year ended March 31,

2007 in accordance with the Additional New Accounting Standards. The accompanying consolidated statement of shareholders' equity for the year ended March 31, 2006, which was voluntarily prepared for inclusion in the consolidated financial statements, has not been adapted to the new presentation rules of 2007.

(4) Royalty and Technical Assistance Fees and Related Costs

Royalty and technical assistance fees and the corresponding costs originally included in "Other, net" of Other Income (Expenses) were reclassified into "Net sales" and "Cost of sales, "respectively, effective for the year ended March 31, 2007. This change was made to provide more appropriate presentation or classification of income and cost, since the currently increased income arises from main business activities carried out by the Company and its consolidated subsidiaries. With this change, for the year ended March 31, 2007, net sales are up by ¥15,614 million ($133,453 thousand), cost of sales is up by ¥4,458 million ($38,103 thousand), and operating income is up by ¥11,156 million ($95,350 thousand), compared to the previous classification with no impact on income before income taxes and minority interests for the year ended March 31, 2007. The effect of this change on segment information is stated in Note 10. Segment Information.

(5) Method of Amortization for Bond Issue Cost

Previously, bond issue cost was fully expensed as incurred. Effective for the year ended March 31, 2007, however, bond issue cost is capitalized as deferred assets and amortized under the straight line method over the redemption period due to the following reasons; This change was made to recognize the effect of financing cost over the redemption period and realize appropriate periodic accounting of profit and loss. One is because expansion in scale of bond issue led to increase in bond issue cost. Other reasons include the fact that effect of bond issue cost lasts over redemption period, rather than only when incurred, and that amortized cost method is adopted for bonds, under which the difference of ¥5,000 million ($42,735 thousand) between the issue price and face value will be amortized over the redemption period. With this change, for the year ended March 31, 2007, income before income taxes and minority interests is up by ¥4,865 million ($41,581 thousand), compared to the previous method.

(p) Additional information

Previously, cost of software embedded in products was recognized as manufacturing expense at the time of inspection due to practical convenience. Effective for the year ended March 31, 2007, however, cost of software embedded in products is capitalized as an asset when inspected and recognized as manufacturing expense when the products with the embedded software are sold, in accordance with "Accounting Standard for Research and Development Costs." This change was made due to the increase in the amount of software embedded in products, as a result of an increase of complicated and multifunctional products in this fiscal year. With this change, for the year ended March 31, 2007, operating income and income before income taxes and minority interests are up by ¥10,455 million ($89,359 thousand), respectively, compared to the previous method.

(q) Reclassifications

Certain prior year amounts have been reclassified to conform to 2007 presentation. These changes had no impact on previously reported results of operations.

2. Short-term Investments and Investments In Securities

The following is a summary of other securities with available fair market values as of March 31, 2006 and 2007:

	Yen (millions)			
	2007			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	¥ 46,779	¥ 42,501	¥ (976)	¥ 88,304
Other	150	44	—	194
	¥ 46,929	¥ 42,545	¥ (976)	¥ 88,498

	U.S. Dollars (thousands)			
	2007			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	$ 399,821	$ 363,256	$ (8,342)	$ 754,735
Other	1,282	376	—	1,658
	$ 401,103	$ 363,632	$ (8,342)	$ 756,393

	Yen (millions)			
	2006			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	¥ 46,483	¥ 49,587	¥ (1,936)	¥ 94,134
Other	235	110	—	345
	¥ 46,718	¥ 49,697	¥ (1,936)	¥ 94,479

Redemptions of other securities with maturities as of March 31, 2006 and 2007 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Corporate Bonds:			
Due within one year	¥ 6,533	¥ 7,665	$ 65,513
Due after one year through five years	10,188	2,498	21,350
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Convertible Bonds:			
Due within one year	—	—	—
Due after one year through five years	30	30	256
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Other:			
Due within one year	—	—	—
Due after one year through five years	252	102	872
Due after five years through ten years	—	92	786
Due over ten years	92	—	—

The proceeds from sales of other securities were ¥2,631 million and ¥1,882 million ($16,085 thousand) for the years ended March 31, 2006 and 2007, respectively. The gross realized gains on those sales were ¥1,734 million and ¥1,432 million ($12,239 thousand), respectively. The gross realized losses on those sales were ¥8 million and ¥2 million ($17 thousand), respectively.

Other securities with no available fair market values principally consisted of unlisted interest-bearing securities as of March 31, 2006, whose carrying amounts were ¥16,754 million, and principally consisted of unlisted equity securities as of March 31, 2007, whose carrying amounts were ¥14,326 million ($122,444 thousand), respectively.

3. Inventories

Inventories as of March 31, 2006 and 2007 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	**2007**	**2007**
Finished products	¥ 164,706	¥ **194,371**	$ **1,661,290**
Work in process	82,625	**119,362**	**1,020,188**
Raw materials	89,013	**121,910**	**1,041,966**
	¥ 336,344	¥ **435,643**	$ **3,723,444**

4. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal tax rate in Japan of approximately 40.6% for the years ended March 31, 2006 and 2007.

The Company and its wholly owned domestic subsidiaries have adopted the consolidated tax return system of Japan.

The following table summarizes the significant differences between the normal tax rate and the effective tax rate for financial statement purposes for the years ended March 31, 2006 and 2007:

	2006	**2007**
Normal tax rate	40.6%	**40.6%**
Tax credit and other	(6.8)	**(7.5)**
Differences in normal tax rates of overseas subsidiaries	(2.0)	**(1.9)**
Dividend income	2.1	**2.2**
Undistributed earnings of overseas subsidiaries	0.5	**0.6**
Expenses not deductible for tax purposes and other	1.8	**1.3**
Effective tax rate	36.2%	**35.3%**

Significant components of deferred tax assets and deferred tax liabilities as of March 31, 2006 and 2007 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Deferred tax assets:			
Inventories	¥ 16,261	¥ 20,209	$ 172,726
Allowance for doubtful receivables	2,360	2,739	23,410
Accrued bonuses	12,602	12,582	107,539
Warranty reserve	1,903	2,364	20,205
Software	28,596	29,317	250,573
Long-term prepaid expenses	13,322	14,598	124,769
Enterprise taxes	2,486	2,241	19,154
Other	32,672	33,369	285,205
Gross deferred tax assets	110,202	117,419	1,003,581
Valuation allowance	—	(2,727)	(23,308)
Total deferred tax assets	110,202	114,692	980,273
Deferred tax liabilities:			
Retained earnings appropriated for tax allowable reserves	(12,577)	(16,839)	(143,923)
Undistributed earnings of overseas subsidiaries	(3,300)	(4,322)	(36,940)
Net unrealized holding gains on securities	(19,391)	(16,877)	(144,248)
Other	(2,476)	(4,516)	(38,598)
Total deferred tax liabilities	(37,744)	(42,554)	(363,709)
Net deferred tax assets	¥ 72,458	¥ 72,138	$ 616,564

Net deferred tax assets and liabilities as of March 31, 2006 and 2007 were included in the consolidated balance sheets as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Other current assets	¥ 48,419	¥ 54,123	$ 462,590
Prepaid expenses and other	25,298	21,710	185,555
Other current liabilities	—	(152)	(1,299)
Other long-term liabilities	(1,259)	(3,543)	(30,282)
Net deferred tax assets	¥ 72,458	¥ 72,138	$ 616,564

5. Short-term Borrowings and Long-term Debt

The weighted average interest rates of short-term borrowings as of March 31, 2006 and 2007 were 1.2% and 3.4%, respectively. The Company and its consolidated subsidiaries have had no difficulty in renewing such loans when they have considered such renewal advisable.

Short-term borrowings including current portion of long-term debt as of March 31, 2006 and 2007 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Bank loans	¥ 85,027	¥ **118,910**	$ **1,016,325**
Bankers' acceptances payable	71	**36**	**308**
Commercial paper	173,617	**22,865**	**195,427**
Current portion of long-term debt	22,280	**98,927**	**845,530**
	¥ 280,995	¥ **240,738**	$ **2,057,590**

Long-term debt as of March 31, 2006 and 2007 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
0.0%—6.2% unsecured loans principally from banks, due 2006 to 2018	¥ 106,642	¥ **106,260**	$ **908,205**
0.57% unsecured straight bonds, due 2007	50,000	**50,000**	**427,350**
0.62% unsecured straight bonds, due 2010	30,000	**30,000**	**256,410**
0.97% unsecured straight bonds, due 2012	20,000	**20,000**	**170,940**
0.00% unsecured convertible bonds with subscription rights to shares, due 2013	—	**204,643**	**1,749,086**
0.32%—1.18% unsecured Euroyen notes issued by a consolidated subsidiary, due 2006 to 2013	21,800	**15,020**	**128,376**
6.00% mortgage loans for employees' housing from a government-sponsored agency, due 2006 to 2009	2	**1**	**9**
0.48%—1.39% payables under securitized lease receivables, due 2006 to 2013	35,381	**33,768**	**288,615**
	263,825	**459,692**	**3,928,991**
Less-Current portion included in short-term borrowings	(22,280)	**(98,927)**	**(845,530)**
	¥ 241,545	¥ **360,765**	$ **3,083,461**

The following is a summary of the terms of conversion and redemption of the convertible bonds with subscription rights to shares:

	Conversion price
0.00% Convertible bonds with subscription rights to shares, due 2013	¥ 2,531.00

The conversion price is subject to adjustment for certain subsequent events such as the issue of common stock at less than market value and stock splits.

If all convertible bonds with subscription rights to shares were converted as of March 31, 2007, 79,020 thousand shares of common stock would be issuable.

As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that security and guarantees for present and future indebtedness will be given upon request of the bank, and that any collateral so furnished will be applicable to all indebtedness to that bank. To date, the Company has not received such requests from its banks. In addition, the agreements provide that the bank has the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and certain other specified events, against all other debts payable to the bank.

The aggregate annual maturities of long-term debt as of March 31, 2007 were as follows:

Year ending March 31	Yen (millions)	U.S. Dollars (thousands)
2009	¥ 49,288	$ 421,265
2010	9,140	78,120
2011	52,486	448,598
2012	2,021	17,273
2013 and thereafter	247,830	2,118,205
	¥ 360,765	$ 3,083,461

6. Leases

Finance leases

Information relating to finance leases, excluding those leases for which the ownership of the leased assets is considered to be transferred to the lessee, as of, and for the years ended March 31, 2006 and 2007, is as follows:

(a) As lessee

(1) Future minimum lease payments

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Due within one year	¥ 90,869	¥ 98,303	$ 840,196
Due after one year	188,516	211,031	1,803,684
	¥ 279,385	¥ 309,334	$ 2,643,880

(2) Lease payments

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Lease payments	¥ 17,760	¥ 19,965	$ 170,641

(b) As lessor

(1) Acquisition cost, accumulated depreciation and book value of leased properties

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Machinery and equipment:			
Acquisition cost	¥ 105,901	¥ 123,363	$ 1,054,385
Accumulated depreciation	45,328	57,807	494,077
Book value	¥ 60,573	¥ 65,556	$ 560,308

(2) Future minimum lease receipts

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Due within one year	¥ 97,235	¥ 102,667	$ 877,496
Due after one year	207,912	218,245	1,865,342
	¥ 305,147	¥ 320,912	$ 2,742,838

(3) Lease receipts, depreciation and assumed interest income

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Lease receipts	¥ 20,058	¥ 23,663	$ 202,248
Depreciation	18,243	21,514	183,880
Assumed interest income	2,176	2,262	19,333

Operating leases

(a) As lessee

Future minimum lease payments as of March 31, 2006 and 2007 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Due within one year	¥ 977	¥ 1,334	$ 11,402
Due after one year	2,146	2,965	25,342
	¥ 3,123	¥ 4,299	$ 36,744

(b) As lessor

Future minimum lease receipts as of March 31, 2006 and 2007 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Due within one year	¥ 1,172	¥ 1,548	$ 13,231
Due after one year	868	1,341	11,461
	¥ 2,040	¥ 2,889	$ 24,692

7. Net Assets and Per Share Data

The Japanese Corporate Law ("the Law") became effective on May 1, 2006, replacing the Japanese Commercial Code ("the Code"). The Law is generally applicable to events and transactions occurring after April 30, 2006 and for fiscal years ending after that date.

Under Japanese laws and regulations, the entire amount paid for new shares is required to be designated as common stock. However, a company may, by a resolution of the Board of Directors, designate an amount not exceeding one-half of the price of the new shares as additional paid-in capital, which is included in capital surplus.

Under the Law, in cases where a dividend distribution of surplus is made, the smaller of an amount equal to 10% of the dividend or the excess, if any, of 25% of common stock over the total of legal earnings reserve and additional paid-in capital must be set aside as legal earnings reserve or additional paid-in capital. Legal earnings reserve is included in retained earnings in the accompanying consolidated balance sheets.

Under the Code, companies were required to set aside an amount equal to at least 10% of the aggregate amount of cash dividends and other cash appropriations as legal earnings reserve until the total of legal earnings reserve and additional paid-in capital equaled 25% of common stock.

Under the Code, legal earnings reserve and additional paid-in capital could be used to eliminate or reduce a deficit by a resolution of the shareholders' meeting or could be capitalized by a resolution of the Board of Directors. Under the Law, both of these appropriations generally require a resolution of the shareholders' meeting.

Legal earnings reserve and additional paid-in capital may not be distributed as dividends. Under the Code, however, on condition that the total amount of legal earnings reserve and additional paid-in capital remained equal to or exceeded 25% of common stock, they were available for distribution by resolution of the shareholders' meeting. Under the Law, all legal earnings reserve and all additional paid-in capital may be transferred to other retained earnings and capital surplus , respectively, which are potentially available for dividends.

The maximum amount that the Company can distribute as dividends is calculated based on the nonconsolidated financial statements of the Company in accordance with Japanese laws and regulations.

Year end cash dividends are approved by the shareholders after the end of each fiscal year and semiannual interim cash dividends are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each fiscal year or interim six-month period. In accordance with the Law, final cash dividends and the related appropriations of retained earnings have not been reflected in the financial statements at the end of such fiscal year. However, cash dividends per share shown in the accompanying consolidated statements of income reflect dividends applicable to the respective period.

On June 22, 2007, the shareholders approved the declaration of year end cash dividends totaling ¥15,270 million ($130,513 thousand) to shareholders of record as of March 31, 2007, covering the year then ended.

8. Contingent Liabilities

As of March 31, 2007, the Company and its consolidated subsidiaries had contingent liabilities as follows:

	Yen (millions) 2007	U.S. Dollars (thousands) 2007
Loans guaranteed	¥ 6,393	$ 54,641
Notes discounted	504	4,308
	¥ 6,897	$ 58,949

9. Employees' Severance and Pension Benefits

Allowance for severance and pension benefits of the Company and its domestic consolidated subsidiaries as of March 31, 2006 and 2007 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Projected benefit obligation	¥ 349,052	¥ 359,995	$ 3,076,880
Less-Fair value of plan assets	(356,977)	(381,003)	(3,256,436)
Less-Unrecognized actuarial differences	(27,280)	(23,849)	(203,837)
Less-Unrecognized net transition obligation	(5,619)	(2,809)	(24,008)
Unrecognized prior service costs	42,342	39,215	335,171
Prepaid pension cost	—	9,514	81,316
Allowance for severance and pension benefits	¥ 1,518	¥ 1,063	$ 9,086

In addition, allowance for severance and pension benefits of ¥7,034 million as of March 31, 2006, and ¥9,373 million ($80,111 thousand) as of March 31, 2007, were provided by certain overseas consolidated subsidiaries in conformity with generally accepted accounting principles prevailing in the respective countries of domicile.

Expenses for severance and pension benefits of the Company and its domestic consolidated subsidiaries for the years ended March 31, 2006 and 2007 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Service costs	¥ 12,918	¥ 13,091	$ 111,889
Interest costs on projected benefit obligation	8,520	8,751	74,795
Expected return on plan assets	(12,468)	(16,092)	(137,538)
Amortization of net transition obligation	2,809	2,809	24,009
Recognized actuarial loss	7,235	3,392	28,991
Amortization of prior service costs	(3,097)	(3,096)	(26,462)
Expenses for severance and pension benefits	¥ 15,917	¥ 8,855	$ 75,684

The discount rate used by the Company and its domestic consolidated subsidiaries was 2.5% for the years ended March 31, 2006 and 2007. The rate of expected return on plan assets used by the Company and its domestic consolidated subsidiaries for the years ended March 31, 2006 and 2007 was 4.5%.

Effective for the year ended March 31, 2006, the Company and most of its domestic consolidated subsidiaries amended their retirement benefit plan to introduce a "point" based retirement benefit plan. This plan amendment resulted in an immaterial prior service costs for the year ended March 31, 2006. According to this amendment, the estimated amount of all retirement benefits to be paid at future retirement dates is allocated to each service year mainly based on points.

10. Segment Information

The Company and its consolidated subsidiaries operate in Consumer/Information Products business and Electronic Components business. Consumer/Information Products business includes audio-visual and communication equipment, home appliances and information equipment. Electronic Components business includes LSIs, LCDs and other electronic components.

Information by business segment for the years ended March 31, 2006 and 2007 is as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Net Sales:			
Consumer/Information Products:			
Customers	¥ 1,736,763	¥ 2,058,109	$ 17,590,675
Intersegment	6,086	9,431	80,607
Total	1,742,849	2,067,540	17,671,282
Electronic Components:			
Customers	1,060,346	1,069,662	9,142,410
Intersegment	297,724	492,024	4,205,333
Total	1,358,070	1,561,686	13,347,743
Elimination	(303,810)	(501,455)	(4,285,940)
Consolidated	¥ 2,797,109	¥ 3,127,771	$ 26,733,085
Operating Income:			
Consumer/Information Products	¥ 62,299	¥ 81,705	$ 698,333
Electronic Components	101,914	105,519	901,872
Elimination	(503)	(693)	(5,923)
Consolidated	¥ 163,710	¥ 186,531	$ 1,594,282
Total Assets:			
Consumer/Information Products	¥ 775,684	¥ 927,321	$ 7,925,820
Electronic Components	1,352,124	1,583,965	13,538,162
Elimination and Corporate Assets	432,491	457,524	3,910,462
Consolidated	¥ 2,560,299	¥ 2,968,810	$ 25,374,444
Depreciation and Amortization:			
Consumer/Information Products	¥ 38,314	¥ 46,560	$ 397,949
Electronic Components	155,629	173,078	1,479,299
Elimination	(829)	(1,923)	(16,436)
Consolidated	¥ 193,114	¥ 217,715	$ 1,860,812
Capital Expenditures:			
Consumer/Information Products	¥ 63,355	¥ 71,479	$ 610,932
Electronic Components	226,678	288,406	2,465,008
Elimination	(2,468)	(2,802)	(23,949)
Consolidated	¥ 287,565	¥ 357,083	$ 3,051,991

Corporate assets as of March 31, 2006 and 2007 were ¥447,139 million and ¥485,370 million ($4,148,462 thousand), respectively, and were mainly comprised of the Company's cash and cash equivalents and investments in securities.

Effective for the year ended March 31, 2006, the consolidated subsidiaries in the United Kingdom adopted a new accounting standard for retirement benefits in the United Kingdom, resulting in an immaterial impact on segment information for the year ended March 31, 2006.

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No.4 issued by the Accounting Standards Board of Japan on November 29, 2005), resulting in an immaterial impact on segment information for the year ended March 31, 2007.

As is stated in Note 1. (o) Changes in accounting methods, royalty and technical assistance fees and the corresponding costs

originally included in "Other, net" of Other Income (Expenses) were reclassified into "Net sales" and "Cost of sales, "respectively, effective for the year ended March 31, 2007. With this change, for the year ended March 31, 2007, net sales for Consumer/Information Products are up by ¥3,583 million ($30,624 thousand) and operating income is up by ¥731 million ($6,248 thousand), and net sales for Electronic Components are up by ¥12,031 million ($102,829 thousand), and operating income is up by ¥10,425 million ($89,103 thousand), respectively, compared to the previous classification.

Effective for the year ended March 31, 2007, the consolidated subsidiaries in the U.S.A. adopted the revised accounting standard for retirement benefits in the U.S.A., resulting in an immaterial impact on segment information for the year ended March 31, 2007.

Information by geographic segment for the years ended March 31, 2006 and 2007 is as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	2007	2007
Net Sales:			
Japan:			
Customers	¥ 1,742,349	¥ 1,860,199	$ 15,899,136
Intersegment	708,691	909,956	7,777,402
Total	2,451,040	2,770,155	23,676,538
The Americas:			
Customers	409,105	526,325	4,498,504
Intersegment	7,715	7,076	60,479
Total	416,820	533,401	4,558,983
Europe:			
Customers	425,371	490,338	4,190,923
Intersegment	3,662	3,445	29,445
Total	429,033	493,783	4,220,368
China:			
Customers	62,174	129,449	1,106,402
Intersegment	290,915	394,878	3,375,025
Total	353,089	524,327	4,481,427
Other:			
Customers	158,110	121,460	1,038,120
Intersegment	176,246	218,244	1,865,333
Total	334,356	339,704	2,903,453
Elimination	(1,187,229)	(1,533,599)	(13,107,684)
Consolidated	¥ 2,797,109	¥ 3,127,771	$ 26,733,085
Operating Income:			
Japan	¥ 146,370	¥ 163,216	$ 1,395,008
The Americas	3,358	9,533	81,479
Europe	5,856	8,129	69,479
China	6,757	8,842	75,573
Other	3,315	2,116	18,085
Elimination	(1,946)	(5,305)	(45,342)
Consolidated	¥ 163,710	¥ 186,531	$ 1,594,282
Total Assets:			
Japan	¥ 1,777,418	¥ 2,057,977	$ 17,589,547
The Americas	142,627	193,451	1,653,427
Europe	147,290	231,344	1,977,299
China	120,693	153,600	1,312,820
Other	96,535	103,592	885,402
Elimination and Corporate Assets	275,736	228,846	1,955,949
Consolidated	¥ 2,560,299	¥ 2,968,810	$ 25,374,444

Corporate assets as of March 31, 2006 and 2007 were ¥447,139 million and ¥485,370 million ($4,148,462 thousand), respectively, and were mainly comprised of the Company's cash and cash equivalents and investments in securities.

For the year ended March 31, 2007, a new geographic segment "China, " which had been previously categorized as a part of the "Other" segment, was disclosed separately, and "Asia," which had been disclosed separately, was included in "Other" segment instead, given the increasing materiality of the China segment. Consequently the geographic segment "Other" principally consists of "Asia," "Middle East" and "Oceania" region. Geographic segment information of the prior year has been restated to conform with the 2007 presentation.

Effective for the year ended March 31, 2006, the consolidated subsidiaries in the United Kingdom adopted a new accounting standard for retirement benefits in the United Kingdom, resulting in an immaterial impact on segment information for the year ended March 31, 2006.

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted the new accounting standard "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No.4 issued by the Accounting Standards Board of Japan on November 29, 2005), resulting in an immaterial impact on segment information for the year ended March 31, 2007.

As is stated in Note 1. (o) Changes in accounting methods, royalty and technical assistance fees and the corresponding costs originally included in "Other, net" of Other Income (Expenses) were reclassified into "Net sales" and "Cost of sales," respectively, effective for the year ended March 31, 2007. With this change, for the year ended March 31, 2007, net sales for "Japan" are up by ¥38,151 million ($326,077 thousand) and operating income is up by ¥17,372 million ($148,479 thousand). Also, net sales for "Elimination" are down by ¥22,537 million ($192,624 thousand) and operating income is down by ¥6,216 million ($53,128 thousand), compared to the previous classification.

Effective for the year ended March 31, 2007, the consolidated subsidiaries in the U.S.A. adopted the revised accounting standard for retirement benefits in the U.S.A., resulting in an immaterial impact on segment information for the year ended March 31, 2007.

Overseas sales for the years ended March 31, 2006 and 2007 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2006	**2007**	**2007**
Overseas sales:			
The Americas	¥ 450,307	¥ **582,588**	$ **4,979,385**
Europe	488,945	**523,301**	**4,472,658**
China	195,333	**305,895**	**2,614,487**
Other	265,443	**189,049**	**1,615,803**
Total	¥ 1,400,028	¥ **1,600,833**	$ **13,682,333**

Overseas sales were comprised of overseas consolidated subsidiaries' sales and the Company's and its domestic consolidated subsidiaries' export sales to customers.

For the year ended March 31, 2007, the Company recategorized its segmentation for "Overseas sales" information given the increasing materiality of the China segment. Consequently "China," which had been previously categorized as a part of the "Other" segment, was disclosed separately, and "Asia," which had been disclosed separately, was included in "Other" segment instead. "Overseas sales" information of the prior year has been restated to conform with the 2007 presentation.

As is stated in Note 1. (o) Changes in accounting methods, royalty and technical assistance fees and the corresponding costs originally included in "Other, net" of Other Income (Expenses) were reclassified into "Net sales" and "Cost of sales," respectively, effective for the year ended March 31, 2007. With this change, for the year ended March 31, 2007, overseas sales are up by ¥102 million ($872 thousand) for "Europe," ¥13,126 million ($112,188 thousand) for "China," and ¥1,022 million ($8,735 thousand) for "Other," respectively, compared to the previous classification.

INDEPENDENT AUDITORS' REPORT


KPMG

To the Board of Directors of Sharp Corporation:

We have audited the accompanying consolidated balance sheets of Sharp Corporation (a Japanese corporation) and its consolidated subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income for the years then ended, the consolidated statement of shareholders' equity for the year ended March 31, 2006, the consolidated statement of changes in net assets for the year ended March 31, 2007, and the consolidated statements of cash flows for the years ended March 31, 2006 and 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sharp Corporation and its consolidated subsidiaries as of March 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following:
As discussed in Note 1. (o) to the consolidated financial statements, royalty and technical assistance fees and the corresponding costs originally included in "Other Income (Expenses)" were reclassified into "Net sales" and "Cost of sales," respectively, effective for the year ended March 31, 2007.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1. (a) to the consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan
June 22, 2007

CONSOLIDATED SUBSIDIARIES

Domestic:

Sharp Electronics Marketing Corporation
Sharp Finance Corporation
Sharp System Products Co., Ltd.
Sharp Manufacturing Systems Corporation
Sharp Engineering Corporation
Sharp Document Systems Corporation
Sharp Amenity Systems Corporation
Sharp Niigata Electronics Corporation
Sharp Trading Corporation
Sharp Business Computer Software Inc.

Overseas:
<Countries and Areas>

Sharp Electronics Corporation <New Jersey, U.S.A.>
Sharp Laboratories of America, Inc. <Washington, U.S.A.>
Sharp Electronics Manufacturing Company of America, Inc. <California, U.S.A.>
Sharp Electronics of Canada Ltd. <Ontario, Canada>
Sharp Electronica Mexico S.A. de C.V. <Baja California, Mexico>
Sharp Electronics (Europe) GmbH <Hamburg, Germany>
Sharp Electronics (U.K.) Ltd. <Middlesex, U.K.>
Sharp Laboratories of Europe, Ltd. <Oxford, U.K.>
Sharp International Finance (U.K.) Plc. <Middlesex, U.K.>
Sharp Electronica España S.A. <Barcelona, Spain>
Sharp Electronics (Schweiz) AG <Rüschlikon, Switzerland>
Sharp Electronics (Nordic) AB <Bromma, Sweden>
Sharp Electronics France S.A. <Paris, France>
Sharp Manufacturing France S.A. <Soultz, France>
Sharp Electronics (Italia) S.p.A. <Milano, Italy>
Sharp Electronics Benelux B.V. <Houten, The Netherlands>
Sharp Manufacturing Poland Sp. zo. o. <Torun, Poland>
Sharp Electronics (Taiwan) Co., Ltd. <Kaohsiung, Taiwan>
Sharp Electronic Components (Taiwan) Corporation <Taipei, Taiwan>
Sharp Technology (Taiwan) Corporation <Taipei, Taiwan>
Sharp (Phils.) Corporation <Manila, Philippines>
Sharp-Roxy Sales (Singapore) Pte., Ltd. <Singapore>
Sharp Electronics (Singapore) Pte., Ltd. <Singapore>
Sharp Manufacturing Corporation (M) Sdn. Bhd. <Johor, Malaysia>
Sharp Electronics (Malaysia) Sdn. Bhd. <Selangor, Malaysia>
Sharp Microelectronics Technology (Malaysia) Sdn. Bhd. <Selangor, Malaysia>
Sharp Appliances (Thailand) Ltd. <Chachoengsao, Thailand>
Sharp Software Development India Pvt. Ltd. <Bangalore, India>
Shanghai Sharp Electronics Co., Ltd. <Shanghai, China>
Sharp Office Equipments (Changshu) Co., Ltd. <Changshu, China>
Wuxi Sharp Electronic Components Co., Ltd. <Wuxi, China>
Nanjing Sharp Electronics Co., Ltd. <Nanjing, China>
Sharp Electronics (Shanghai) Co., Ltd. <Shanghai, China>
Sharp Technical Components (Wuxi) Co., Ltd. <Wuxi, China>
Sharp Electronics Sales (China) Co., Ltd. <Shanghai, China>
P.T. Sharp Electronics Indonesia <Jakarta, Indonesia>
P.T. Sharp Semiconductor Indonesia <West Java, Indonesia>
Sharp Corporation of Australia Pty. Ltd. <New South Wales, Australia>
Sharp Corporation of New Zealand Ltd. <Auckland, New Zealand>
Sharp Middle East FZE <Dubai, U.A.E.>

INVESTOR INFORMATION

(As of March 31, 2007)

Shareholders

Number of Shareholders 83,319

Principal Shareholders

	Number of shares held	Percentage of total shares
Nippon Life Insurance Company	54,967,384	4.95%
Meiji Yasuda Life Insurance Company	47,359,000	4.26
Mizuho Corporate Bank, Ltd.	41,910,469	3.77
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	41,678,116	3.75
Japan Trustee Service Bank, Ltd. (Trust Account)	38,127,000	3.43
The Master Trust Bank of Japan, Ltd. (Trust Account)	37,974,000	3.42
The Dai-ichi Mutual Life Insurance Company	30,704,140	2.76
Mitsui Sumitomo Insurance Company, Limited	30,658,022	2.76
State Street Bank and Trust Company	27,210,799	2.45
Sompo Japan Insurance Inc.	26,870,000	2.42

Note: Aside from the above, a total of 4,770,000 shares in Mizuho Corporate Bank, Ltd. have been set up as trust assets related to the employee pension trust.

Share Distribution



Japanese securities companies
19,563,647 (1.76%)
Other Japanese corporations
42,350,272 (3.82%)
Japanese individual shareholders
174,954,357 (15.75%)
Foreign shareholders
334,692,820 (30.13%)
Total
1,110,699,887
Shares
Treasury stock
20,021,018 (1.80%)
Japanese financial institutions*
519,117,773 (46.74%)
* A total of 81,256,000 shares (7.32%) in investment trusts and pension trust funds are included in shares held by Japanese financial institutions.

Japanese Stock Exchange Listings

Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Overseas Stock Exchange Listings

Paris, Luxembourg, Swiss

Note: Sharp delisted its shares from the three stock exchanges above in July 2007.

Transfer Agent

Mizuho Trust & Banking Co., Ltd.
Osaka Stock Transfer Agency Department
11-16, Sonezaki 2-chome, Kita-ku, Osaka 530-0057, Japan

Investor Relations

Sharp Corporation Investor Relations

(Osaka) 22-22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan
Phone: +81-6-6625-3023 Fax: +81-6-6625-0918

(Tokyo) 8, Ichigaya-Hachiman-cho, Shinjuku-ku, Tokyo 162-8408, Japan
Phone: +81-3-3260-1289 Fax: +81-3-3260-1822

Web sites:

(English) http://sharp-world.com/corporate/ir/index.html
(Japanese) http://www.sharp.co.jp/corporate/ir/index.html

SHARP

SHARP CORPORATION

22-22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan
Phone: +81-6-6621-1221
http://www.sharp.co.jp


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This publication is using environment-friendly soy ink.


Mixed Sources
FSC

Brief Description of Securities Report

(Based on Securities & Exchange Law 24-1)

The 113th fiscal year, Starting on April 1, 2006 and Ending on March 31, 2007

To: Director of The Kanto Finance Bureau

Presented on June 22, 2007

Company Name :	Sharp Corporation
Name and Title of Representative :	Mikio Katayama, President
Address of Head Office :	22-22, Nagaike-cho, Abeno-ku, Osaka, Japan
Telephone Number :	+81-6-6621-1221
Responsible Officer :	Tetsuo Onishi Corporate Director and Group General Manager of Corporate Accounting and Control Group
Address of Nearest Liaison Office :	8, Ichigaya Hachiman-cho, Shinjuku-ku, Tokyo, Japan (Sharp Corporation, Tokyo Ichigaya Building)
Telephone Number :	+81-3-3260-1161
Responsible Officer :	Kenichi Nagai Assistant Department General Manager of Investor Relations, Corporate Accounting and Control Group
Location where Securities Report is available to the public :	Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchange and Sharp Corporation, Tokyo Branch

Ⅰ Information on the enterprise

1) Outline of the enterprise
   1. Changes in the main index of management, etc.
   2. History
   3. Business activities
   4. Outline of subsidiaries and affiliates
   5. Employee statistics

2) Outline of the business
   1. Outline of business results, etc.
   2. Outline of production, order received and sales
   3. Priority issues
   4. Risk factors
   5. Important business contracts, etc.
   6. Research and development activities
   7. Management's discussion and analysis of financial condition and results of operations

3) Outline of facilities
   1. Outline of capital investment, etc.
   2. Outline of major facilities
   3. Plans for establishment, retirement of facilities, etc.

4) Outline of the company presented the report
   1. Classes of stocks
   2. Acquisition of treasury shares, etc.
   3. Policy regarding dividend
   4. Stock price movement on the stock exchange
   5. Board of directors
   6. Corporate governance

5) Financial outline
   1. Consolidated financial statements, etc.
   2. Financial statements, etc.

6) Operational outline of stock administration of the company presented the report

7) Reference information of the company presented the report
   1. Information of the parent company, etc. of the company presented the report
   2. Other reference information

Ⅱ Information of guarantor companies, etc. of the company presented the report

[Auditors' report]

END